
05063282



P.E.
4-30-05

Gerber Scientific







Positioned for Growth

















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2005

- Gerber Scientific, Inc.'s Technology Advisory Board initiates new worldwide product development process.
- Gerber arranged with local partners for products to be manufactured in China.
- European Service Organization launched with 200 personnel supporting Gerber Technology, Spandex, and Gerber Coburn.
- Oceania Service Organization launched with 17 personnel supporting Gerber Technology, Spandex, and Gerber Coburn.
- Spandex Switzerland went live on SAP.
- Began production of first Gerber Technology XLc cutter, Infinity™ AE plotter, as well as the Gerber Coburn ICM cylinder machine from Shanghai.
- Established European Repair Center serving all Gerber units.
- Spandex hardware inventories centralized in Belgium.
- GERBERnet™ launched, providing online parts ordering for all Gerber units.
- Centralized bilingual call center established to support Gerber Technology, Gerber Scientific Products, and Gerber Coburn in the Americas.
- Gerber Coburn's Oklahoma manufacturing operations relocated to Tolland and South Windsor, Conn.





- Customer Service Call Center launched in Shanghai.
- Centralized European planning and logistics functions in the Netherlands.
- Gerber Technology launched the Infinity AE plotter.
- Gerber Coburn launched the DTL generator.
- Gerber Scientific Products launched the GERBER EDGE FX™ thermal printer and GERBER SOLARA™ UV inkjet printer.
- **Gerber Scientific reduced total debt by $13.3 million.**



"My job as GSI's new CTO is to build a funnel for new ideas and technologies that will drive innovation and new product development throughout Gerber. My number-one objective is to set new standards for quality, speed-to-market, and cost efficiency in the new product development process that we launched in fiscal 2005. We have a tremendous amount to gain by sharing and leveraging technologies, processes, documentation, IT systems, infrastructure, and our own raw creativity across the entire company. But we must also look outside the company for solutions. And we must peer into the future to make sure we've got the right infrastructure and skill sets to make it all happen. By capturing the best that both the company and the outside world have to offer, I believe we can significantly enhance Gerber Scientific's long-term revenue and profit growth potential."

Elaine A. Pullen
Chief Technology Officer

Gerber Scientific's innovative integrated automation technologies increase productivity for companies in the sign-making and specialty graphics, apparel and flexible materials, and ophthalmic industries.



Who We Are

efficient new business mo

2004

- SAP went live in Spain, France, and Italy.
- Spandex headquarters moved to Brussels, Belgium.
- Gerber Coburn manufacturing operations integrated into corporate-wide supply-chain structure.
- Spandex combined its Australian and New Zealand operations.
- Gerber Coburn Amsterdam, Netherlands office consolidated with Spandex facilities in Veenendaal.
- Gerber Scientific Products consolidated aftermarkets operations into South Windsor, Conn. facility, exits Manchester, Conn.
- Spandex integrated supply chain functions with Gerber Scientific Operations.
- Americas' service teams for Gerber Technology, Gerber Coburn, and Gerber Scientific Products integrated; creating an organization of 200 personnel.
- Gerber Technology opened its newly-relocated 27,000 square foot Advanced Technology Center in Shanghai, China.
- Gerber Technology installed state-of-the-art automated spreading and cutting systems, plotters, and software in the technology center for product demonstrations, testing, training, and support.
- Gerber Technology increased manpower in its 21 sales and service locations by 40% to serve its growing customer base of over 5,000.
- Gerber Coburn opened a lens-processing lab in the company's Advanced Technology Center for training and customer demonstrations.
- Gerber Technology expanded the Guangzhou office, and Gerber Scientific, Inc. opened the Express Logistics Center in Hong Kong.
- Gerber Scientific, Inc. implemented shared supply chain, logistics, and engineering functions based in the Shanghai Technology Center.
- **Gerber Scientific reduced total debt by $26.8 million.**







"For Gerber Technology, the opportunity in the apparel sector in Asia-Pacific is obviously unprecedented. We solidified our position in this market in significant fashion with the creation of our Advanced Technology Center in Shanghai in early 2004. But there's much, much more, because when you begin to peel the onion, it quickly becomes apparent that there are opportunities for ophthalmic lens processing and sign making, too. As the former president of Gerber Technology (GT), I once looked at China solely in terms of GT. I now take in the whole of Asia-Pacific, with an eye toward not only GT, but Gerber Coburn (GC), Gerber Scientific Products (GSP) and Spandex. Asia-Pacific is a growth market of enormous long-term potential for Gerber and the ground-floor opportunity is staring us in the face now."

James S. Arthurs
President, Gerber Scientific Asia-Pacific

SUMMARY FIGURES

IN THOUSANDS EXCEPT PER SHARE AMOUNTS	2005	2004	2003	2002	2001
		FOR FISCAL YEARS ENDED APRIL 30,			
Sales and service revenue	$517,322	$516,816	$512,369	$498,870	$554,400
(Loss) earnings from continuing operations before cumulative effect of accounting change [1-6, 8-9]	(5,561)	5,534	8,265	(5,937)	(24,002)
Per common share					
Basic	(.25)	.25	.38	(.27)	(1.09)
Diluted	(.25)	.25	.37	(.27)	(1.09)
Net (loss) earnings [1-9]	(5,561)	5,534	9,659	(119,615)	(23,229)
Per common share					
Basic	(.25)	.25	.44	(5.42)	(1.06)
Diluted	(.25)	.25	.43	(5.42)	(1.06)
Cash dividends per common share	–	–	–	–	.32
Total assets	297,286	286,886	306,691	311,593	478,408
Long-term debt (includes current maturities)	45,742	59,021	85,807	127,929	169,914
Shareholders' equity	115,806	117,602	94,463	84,387	203,479
Weighted-average common shares outstanding					
Basic	22,261	22,197	22,139	22,072	22,017
Diluted	22,261	22,393	22,225	22,072	22,017

See Item 6 of the Company's Form 10-K, "Selected Financial Data" for references 1-9 to this table.

SEGMENT REVENUE


14%
33%
53%
Sign Making & Specialty Graphics
Apparel & Flexible Materials
Ophthalmic Lens Processing

EQUIPMENT VS. AFTERMARKET


31%
69%
Equipment
Aftermarket & Service

GEOGRAPHIC DISTRIBUTION


19%
38%
43%
North America
Europe
Rest of World

Three years to an



"The contributions that Gerber Scientific Operations (GSO) made to the company's three-year re-engineering plan were substantial and lasting. GSO today provides integrated supply-chain, IT, and repair services to the entire Gerber organization worldwide. GSO also led the company-wide conversion to SAP's enterprise resource planning system—an achievement in itself. Perhaps the best thing about these achievements is that everyone at Gerber can take pride in them—because it took everybody to get them done."

Bernard J. Demko
Senior Vice President, Gerber Scientific Operations



2003

- Formed Gerber Scientific Operations, an operationally focused organization designed to support the business units while leveraging scale and implementing world-class processes.
- SAP went live in Belgium and the Netherlands.
- Centralized contract signed for global air and ocean freight services.
- North American road and air express services consolidated with DHL Logistics.
- Implemented DHL Logistics program to handle Gerber Technology parts distribution, managed from Cincinnati and Brussels via EDI connectivity to and from SAP.
- Launched Gerber Technology parts-online service.
- Gerber Technology and Gerber Scientific Products plants consolidated in Tolland, Conn.
- **Gerber Scientific reduced total debt by $42.1 million.**


DHL



MARC T. GILES
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

DEAR SHAREHOLDERS, CUSTOMERS, EMPLOYEES, AND SUPPLIERS:

Questions and Answers with Marc Giles

What were the highlights of Gerber Scientific's fiscal 2005 performance?

Fiscal 2005 was an important year for the company. As I look back, four big things stand out.

Number one, we completed the top-to-bottom re-engineering of Gerber Scientific's business model essential to our turnaround plan. This was really a massive undertaking. When we announced the plan in early 2002, we identified four key initiatives that were at the core of the turnaround plan: reducing and refinancing our debt; reinvigorating innovation; implementing shared services; and improving Spandex's operations. I am pleased to say that we are well advanced against all four of these initiatives. The timeline presented on pages 2–4 of this report provides some sense of the milestones and achievements over the last three years. It has been a challenge—and it often wasn't pretty—but there is no question that these actions have put Gerber Scientific in a strong position to perform in fiscal 2006 and beyond.

Second, we reorganized our management team. In October we appointed Greg Wolf as president of Gerber Scientific Products, John Hancock as president of Gerber Technology, and Clement Patry as president of Gerber Coburn. We also announced two newly created positions at Gerber Scientific, Inc.—Elaine Pullen as chief technology officer and James Arthurs as president Asia-Pacific. Early in calendar 2005, Jay Zager joined Gerber Scientific as chief financial officer, followed by the appointment of Stephen Lovass to head Spandex. I believe we now have the right talent in the right places to fully capitalize on the growth potential of our new business model.

Third, we implemented Gerber Scientific's new product development (NPD) process. The NPD process came directly out of our re-engineering plan and efforts to reinvigorate innovation at the company. New products will play a critically important role in driving our future growth. The process is designed to set new company-wide standards for quality, speed-to-market, and cost efficiency for new product introductions.

Finally, we were able to pay down our high-interest term loan balance to approximately $10 million. Paying down and refinancing our debt was the number-one initiative of our turnaround plan. Since our plan was implemented, we have paid down our overall debt by over $80 million and have set a goal of eliminating our high-cost term debt in fiscal 2006.

What is your plan going forward?

Over the next two years our focus will be on leveraging our new business model to drive sustained profitable growth. While new products are expected to account for the lion's share of this growth, we also intend to expand our participation in certain non-traditional but related markets. GT's growth plans in the non-apparel industrial segment are but one example. Increasing our share in geographic growth markets, such as China, and building our profitable service business are other growth objectives. We also expect to pursue selected small technology acquisitions. The growth we expect to achieve through these initiatives, combined with superb execution of our new business model, will drive improved profitability.

It's clear that new products are expected to be key engines of growth for Gerber Scientific. China is an important growth driver, too. Where do we stand in China?

China—in fact, the whole region from India to the Pacific—is important to us. That's why we put James Arthurs, one of our most seasoned senior executives, on the ground in Asia. At the moment, the focus in China is on Gerber Technology's opportunity in the apparel industry. GT is already the market-share leader and our goal is to increase that share. We invested early in both infrastructure and people in China so we remain ahead of the growth curve. We are now preparing for the launch of several new GT products, all built in and engineered specifically for the China market. So we're excited about GT's growth prospects there.

What's also exciting is that when we built GT's infrastructure in China, we designed it so that other Gerber units could leverage it for their own operations in Asia-Pacific. Is there a need for quality signage in China? Is there a need for prescription eyeglasses? Just starting, but these opportunities will grow quickly. The infrastructure we have in place in China will offer a substantial competitive advantage for Gerber Scientific Products and Gerber Coburn.

In fact, GSP and GC are already benefitting from our China infrastructure, capitalizing on low-cost manufacturing capabilities for products destined for markets outside China—at least for the time being.

You've also talked about driving growth by building Gerber's profitable service business. What can you tell us about that?

When we created Gerber Service as part of our turnaround plan, our objective was to build a consolidated, professionally managed global service organization to serve all of the Gerber operating companies. In doing so, we eliminated redundant costs while achieving substantial efficiencies of scale that allow us to give better support to our customers worldwide.

Rather than being an afterthought, we are running service as a professionally managed business that is contributing significantly to the bottom line of the company.

Turning around Spandex was one of the company's four key initiatives. Are we there yet?

We've absolutely turned the corner, and we've done exactly what we set out to do. If you go back and look at the re-engineering and restructuring charges that we took over the last three years, what you find is that GT was the first unit that we integrated into our new business model. The results are clear: GT is now generating solid growth and profitability. GSP was next and they are now beginning to show positive signs with regard to both revenue and profits. We had to take some significant charges at Gerber Coburn and Spandex last year to complete the re-engineering of those businesses. The relocation of GC's Muskogee facility is now behind us. At Spandex, our challenge was to modernize their back office functions in order to achieve scale economies. We had to drive out those costs for Spandex to be competitive for the long term.

Along with its improved cost infrastructure, Spandex will now have a far better equipment portfolio to present to the market, by taking advantage of GSP's entry into the inkjet market with the SOLARA UV, and we anticipate by later this year, the SOLARA II.

I expect some significant improvement at Spandex over the next couple of years.



MANAGEMENT TEAM
LEFT TO RIGHT:
JAMES S. ARTHURS
GREGORY A. WOLF
WILLIAM V. GRICKIS, JR.
STEPHEN P. LOVASS
ELAINE A. PULLEN
MARC T. GILES
CLEMENT G. PATRY
JAY ZAGER
BERNARD J. DEMKO
JOHN R. HANCOCK

Looking at Gerber Scientific's growth goals, a lot hinges on the company's ability to generate a stream of successful new products into the marketplace. What factors support your confidence in Gerber's ability to achieve this?

The new product opportunities are there right in front of us. Nevertheless, there's always a certain amount of risk when it comes to a new product launch. That's a given. But I believe that the new product development process that Gerber now has in place reduces that risk, especially in concert with the professional project management organization we put in place one year ago. I'm also confident in the efficiency of our organization to deliver those new products that we do choose to develop—on time and on budget.

Why is Gerber Scientific a good investment?

All the pieces are in place. We built the lower cost business model. Now we can focus on superb execution of the new model instead of re-engineering. There is certainly no lack of great product opportunities to drive solid organic growth in the years ahead. Our new NPD process began to bear fruit with four important product launches in late fiscal 2005. We expect to launch the five strategic new products now in the pipeline in fiscal 2006. And with lower debt and our more efficient business model, we will be well positioned to leverage the revenue growth from these new products to drive improved earnings for our shareholders.

Can you put some numbers around the outlook for Gerber Scientific?

In fiscal 2006, we anticipate revenue growth in the 5 to 10 percent range. This should be followed by solid revenue growth in fiscal 2007, driven primarily by the launch of new products already in the pipeline. We expect to consistently generate quarterly operating profits in fiscal 2006 with a goal of achieving double-digit operating profits as a percentage of sales within three years. Finally, we expect to continue to generate strong operating cash flow. This will allow us, as I said earlier, to eliminate our high-cost term debt this fiscal year, enabling the company to invest more aggressively in future growth opportunities.

How does this translate into shareholder value?

What shareholders and investors are looking for is profitable growth. As we execute, as we grow Gerber Scientific's topline, as we become profitable and predictable, the stock price will take care of itself.

JAY ZAGER
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

What are your thoughts now that the multi-year re-engineering plan is concluded?

It was a long, tough road! We made a lot of hard decisions. We took a whole raft of actions that fundamentally changed the way in which the company operates. Some of those changes were painful to the organization and not everything went precisely according to plan. Much uncertainty was inevitably created. However, as we enter the next phase for the company, focused on growth, I am convinced that we did the right things.

The employees of Gerber Scientific, at all levels, made this happen. Their will, their determination, and their desire to stick with it and see this plan through to its conclusion have been extraordinary to witness.



Marc T. Giles
President and Chief Executive Officer
Gerber Scientific, Inc.





As Gerber Scientific's CFO and one of the newest members of the company's leadership team, how do you see your role at the company?

My role as CFO at Gerber is to partner with both the CEO and the management team to make the company successful. That's my personal and professional objective. Now, within the scope of that overall objective, I'll be focusing on three things.

First, it's my responsibility to make sure that our accounting and reporting functions are properly executed and that we are in rigorous compliance with all of our legal and regulatory requirements. Beyond that, however, it's been said that one of the key responsibilities of the CFO is to always have a finger on the pulse of the company so that management and shareholders are never surprised. I take that responsibility very seriously. I also believe there are ways in which we can further strengthen Gerber's internal financial processes. We are in the process of taking steps to do that now.

Second, I'll be spending a considerable amount of time over the next year developing and enhancing Gerber's external relationships. We will be meeting regularly with investors, security analysts, shareholders, institutions, etc., as part of a broad effort to get our message out. I believe that Gerber has a very exciting story to tell and we need to make sure that it is being heard loud and clear by the financial community.

Third, I'll be working closely with Marc and the management team to plan and articulate our strategy. The work that's been done over the last three years has put the Gerber organization back on track. We now need to define clearly and precisely where we intend to take this revitalized and efficient new train.

What in your opinion is the biggest challenge in front of Gerber Scientific?

I firmly believe that Gerber's success over the next several years will be determined almost exclusively by our ability to execute. Think about it. The markets are there, the customers are there, the businesses are there. The challenge for us is to execute efficiently across the board. By that I mean developing, manufacturing, and delivering a stream of successful products to the marketplace on time and as planned. As far as my own backyard is concerned, we need to make sure we've optimized our financial and operational processes and infrastructure to support the businesses that are making and delivering those products.

That's the challenge. Marc and his team have done all of the right things over the last three years. All the parts are in place. The key is execution. And the nice thing about execution is that it's something that is completely within our control.



Jay Zager
Senior Vice President and Chief Financial Officer
Gerber Scientific, Inc.

On a Roll...

STRATEGY: "GT's strategy is to win in China. That's the headline China's apparel manufacturing industry is already the world's largest, estimated at $115 billion, and that number is expected to more than triple by 2010. But it's an industry that has a lot of automating to do before then. And that's where Gerber Technology, the world's leading provider of integrated automation solutions to the apparel industry, comes in."

"Yet, as important as China is to GT, it's only one part of our overall strategic plan."

"In the U.S., for example, as apparel production continues to exit the country, we are leveraging GT's infrastructure to expand our presence in the non-apparel industrial segment. This segment includes technical textiles—woven carbon fiber, for example—that have a whole range of industrial and manufacturing applications. Specialized fabrics—such as the materials used for car and airplane seats—are also part of the segment. It's a significant opportunity for us."

"Software is another strategic focus for GT. Yes, apparel production is moving to China, India, Central America, etc. But the decisions that drive that production continue to be made in New York, Paris, and London. So there is a real need for collaborative IT tools that can efficiently and quickly drive a production process that is taking place half a world away. No company is better positioned to deliver a collaborative solution than GT, the company that is leading the way in automating Asia's apparel industry."

REVENUE DRIVERS: "Thousands of Chinese apparel companies will automate over the next five years. Serving the needs of that market will be our number-one revenue driver. But let's not forget GT's other growth markets: India, Turkey, Eastern Europe, and countries elsewhere in Asia. We intend to sell as many cutters, spreaders, plotters, CAD systems, and software licenses in those markets as we can. New products will also be significant contributors, as we continue to develop new software solutions, equipment focused on the technical textiles segment, and equipment tailored to Asian markets."



Gerber Technology's 3D Direct™ software for the transportation interior market.

"Thousands of Chinese apparel companies will automate over the next five years. Serving the needs of that market will be our number-one revenue driver."

COMPETITIVE ADVANTAGES: "GT moved into China early and aggressively, so we are a lot farther up the learning curve than most of our competitors. And the re-engineering of the entire Gerber Scientific organization that's taken place over the last three years is huge. Gerber's global service network allows us to penetrate new markets much faster and more cost efficiently than we could before. Gerber now has a global infrastructure, not just in sales and marketing, but in supply-chain logistics, too. In China, for example, we have a complete infrastructure that can support any Gerber unit with a mind to enter that market. That's tremendous."

OUTLOOK: "Fiscal 2006 should be a good year for Gerber Technology. Our investment in Asia should start to pay real dividends, and I'm excited about the opportunities for us in our software and industrial markets."



Bullseye!

STRATEGY: "Our strategy is clear: Give the marketplace what it wants, while positioning Gerber Scientific Products for long-term leadership in the worldwide sign-making industry."

"GSP's strategy has three main elements. First, we're moving aggressively into the inkjet market. We rolled out the SOLARA UV roll-to-roll inkjet printer in early 2005 and the SOLARA II—a flatbed unit based on direct customer input—is scheduled for launch later this year."

"Second, we're putting some real effort behind our legacy thermal business. There is a huge installed base of thermal printing operations out there. Our new EDGE FX—again, developed with direct customer input—is performing beyond expectations. By getting behind the thermal business, we believe we can both increase sales and take market share."

"Third, we have refocused GSP so that product management is playing a much stronger role in the business. GSP has always had an outstanding reputation on the engineering side. Now we're building on that strength by creating an organization that is also intensively market driven."

"Long-term, there is a clear shift underway toward inkjet technology because of its substantially lower output and operating costs. We are confident in our ability to meet the developing needs of that growing market. In the meantime, GSP is not about to turn its back on the market for thermal printers and materials, which remains a very sizable segment of the market in the developed world."

REVENUE DRIVERS: "New products should drive GSP's topline growth in fiscal 2006. The EDGE FX, SOLARA UV and later this calendar year, the SOLARA II, round out our new product portfolio. Beyond that, we expect to launch the XRT2500™ in 2006. The XRT is a grand format solvent inkjet printer and the first GSP printer to be manufactured in China for export. GSP will also roll out Version 2.5 of its OMEGA™ design software. GSP's new product pipeline is primed for 2006."


GERBER EDGE

EDGE FX – Gerber Scientific Products' new thermal printer.

> "GSP's new product pipeline is primed for 2006."

COMPETITIVE ADVANTAGE: "GSP has a lot working in its favor right now. We've historically had a great reputation in the marketplace, and we're fully leveraging that with our new emphasis on product management. When it comes to new products, it's all about hitting the bullseye. We're out there working with end-users and actively courting the customer, and it's paying off in terms of better products and stronger relationships."

"GSP is also driving sizable cost reductions and savings through the Gerber Service Organization. That's an asset and advantage that is far beyond anything to which our competitors have access."

"And there's one more critically important advantage that GSP has: Gerber literally invented the sign-making business. Our people have sign making in their blood. And you just don't find that at other companies. That kind of knowledge and expertise is a big advantage."

OUTLOOK: "A solid year with new products supporting revenue growth."

Faster. Better. Cheaper. And with an Eye on New Markets.

STRATEGY: "Gerber Coburn's strategy is to provide advanced technical solutions to the lens-processing industry while delivering the lowest cost of ownership. By leveraging our new business model, I believe we are uniquely positioned within our industry to execute against this strategy."

"While we have long been a leader in this business, Gerber Coburn can now begin to capitalize on our low-cost manufacturing position and increased efficiency. Our manufacturing and engineering operations are now consolidated in Connecticut. We have outsourced our parts inventory and fulfillment to DHL in Wilmington, Ohio. And we are leveraging the Gerber Service Organization, which dramatically reduces our costs of servicing Gerber Coburn equipment. We now also have in place our own direct sales force, which means that we have a team of GC people out in the marketplace who are reaching out and strengthening our position with existing and potential customers on a daily basis."

REVENUE DRIVERS: "In a mature, low-growth industry such as lens processing, the only way to drive revenue growth is by delivering new products that offer more for less. By leveraging our new model, we hope to bring to market in fiscal 2006 innovative new surfacing and finishing equipment that will set new standards for performance and cost effectiveness. We also intend to seek new markets by applying our expertise to a number of related areas within the ophthalmic industry—areas in which we can also leverage our strong cost position for competitive advantage. So when it comes to driving Gerber Coburn's topline in the future, it will be a combination of new products targeted to our existing markets, along with new offerings for related markets in which we are not engaged at the moment."


100

DTL 100 – part of Gerber Coburn's new generator series.

"While we have long been a leader in this business, Gerber Coburn can now begin to capitalize on its low-cost position and increased efficiency."

COMPETITIVE ADVANTAGE: "Gerber Coburn's competitive edge will be driven by focusing on two critical areas: costs and technology. As a business unit of Gerber Scientific, Inc., we are part of a company with a global presence. And that means we can take advantage of the Gerber Service Organization's worldwide structure and its technicians. For example, we now have access to more than 200 service technicians in Europe, Middle East, and Africa and nearly 80 in North America. Because our competitors operate exclusively in the ophthalmic industry, they cannot even dream of having that kind of support structure. GSO will be a substantial competitive advantage for us, especially given the ever growing complexity and sophistication of lens processing equipment today."

OUTLOOK: "We anticipate growth from our equipment business, which represents a little more than one-third of our revenues. We expect that our aftermarket business will also grow, but at a slower pace. Regarding our new business ventures, stay tuned!"

Bouncing Back...

STRATEGY: "Spandex's business strategy has four key elements: strengthen our hardware portfolio, build the materials and services side of the business, extend and capitalize on the professional and industry expertise of our people, and leverage our cost position."

"In terms of our hardware portfolio, we're already taking advantage of new products from GSP, and we're continuing to strengthen relationships with our key OEM partners to ensure we bring a complete solution to market."

"On the materials and services side of the business, our goal is to leverage our value-added business model to reach new customers, while strengthening relationships with existing ones. While we're focused on continuing to serve our traditional customer base, being a leader in the digital market is key. Our new tag line is: 'Your partner in digital print and sign making.' We want customers to know that we have both the right products and the expertise to help provide a digital solution that's right for them."

"We're also working to optimize the strengths of our people. Through what we call 'The Digital University,' we are institutionalizing training and skill development to ensure we truly provide service beyond just physical products."

"Finally, we're moving to leverage our cost position. While Spandex was the last Gerber unit to be re-engineered, that process is nearing completion and will positively impact the organization's service delivery, cost position, and efficiency."

"Our new tag line is: 'Your partner in digital print and sign making.' We want customers to know that we have both the right products and the expertise to help provide a digital solution that's right for them."

REVENUE DRIVERS: "On the hardware side, it's all about new products, both what we've got now and what's in the pipeline from GSP, as well as products from our leading OEMs. On the materials side, we scour the globe for the best the industry has to offer. As a distributor, we need to have the products the customers want, at the right price, delivered on time, and serviced and supported efficiently."

A sampling of Spandex's wide range of sign-making materials.



COMPETITIVE ADVANTAGE: "Our size, people, and relationships are among our biggest assets. Spandex is a leading global distributor of sign-making equipment and supplies for the durable, outdoor signage segment. We have upwards of 30,000 customers on three continents, handling more than 750,000 shipments a year. Dedicated, knowledgeable people make the difference. Through GSO we now have access to the largest field service network in our market and with most of Spandex now on the SAP platform, we have the capability of fully integrating our supply chain, from warehousing to freight and logistics. That means we can optimize our investment in inventory, while actually improving customer service and delivery."

OUTLOOK: "By successfully positioning Spandex as the industry's recognized value-added distributor for hardware, digital solutions and aftermarket materials and service, we have the opportunity to drive significant incremental revenue and improved operating performance."

Financial Index

Cautionary Note Concerning Forward-Looking Statements

This annual report on Form 10-K contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements." These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Company, based on assumptions currently believed to be reasonable. Forward-looking statements within (or incorporated by reference in) this annual report on Form 10-K can be identified by the use of words such as "believe," "expects" or "expected to," "intends," "foresee," "may" or "should," "plans," "anticipate," and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements contained in this annual report on Form 10-K relate to, among other things:

- prospective product developments (and the timing of introduction), product development focus, and new business opportunities;
- developments with respect to product development and product introductions by competitors;
- demand for the Company's products and services;
- methods of and costs associated with potential geographic expansion;
- restructuring initiatives and associated charges;
- efforts to enhance operating performance;
- regulatory and market developments and the impact of such developments on future operating results;
- expected financial condition, levels of growth, or the future size (typically stated in revenue) of market segments or geographic markets or future market conditions;
- growth opportunities for certain of the Company's products or in certain geographic markets;
- the availability of raw materials;
- future earnings and other measurements of financial performance;
- cost saving initiatives, including efforts to reduce working capital and employee levels;
- pension plan assumptions and future contributions required;
- future cash flows and uses of cash, and debt refinancing or reduction strategies; and
- the outcome of contingencies.

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Certain risk factors that could cause actual results to differ from expectations are set forth in Item 1 of this annual report on Form 10-K. We cannot assure you that our results of operations or financial condition will not be adversely affected by one or more of these factors.

Selected Financial Data

The following table sets forth the Company's selected consolidated financial data. The selected income statement data for the fiscal years ended April 30, 2005, 2004, 2003, 2002 and 2001, and the selected balance sheet data as of the end of such periods have been derived from the consolidated financial statements that have been audited by KPMG LLP, independent registered public accountants. The selected financial data below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements, including the notes thereto, included in Item 8 of this annual report on Form 10-K.

	FOR FISCAL YEARS ENDED APRIL 30,				
In thousands except per share amounts	**2005**	2004	2003	2002	2001
Sales and service revenue	**$517,322**	$516,816	$512,369	$498,870	$554,400
(Loss) earnings from continuing operations before cumulative effect of accounting change [1-6, 8-9]	**(5,561)**	5,534	8,265	(5,937)	(24,002)
Per common share					
Basic	**(.25)**	.25	.38	(.27)	(1.09)
Diluted	**(.25)**	.25	.37	(.27)	(1.09)
Net (loss) earnings [1-9]	**(5,561)**	5,534	9,659	(119,615)	(23,229)
Per common share					
Basic	**(.25)**	.25	.44	(5.42)	(1.06)
Diluted	**(.25)**	.25	.43	(5.42)	(1.06)
Cash dividends per common share	**–**	–	–	–	.32
Total assets	**297,286**	286,886	306,691	311,593	478,408
Long-term debt (includes current maturities)	**45,742**	59,021	85,807	127,929	169,914
Shareholders' equity	**115,806**	117,602	94,463	84,387	203,479
Weighted-average common shares outstanding					
Basic	**22,261**	22,197	22,139	22,072	22,017
Diluted	**22,261**	22,393	22,225	22,072	22,017

[1] Fiscal 2005 included after-tax restructuring charges of $2.0 million ($0.09 per diluted share), primarily associated with the relocation of the Ophthalmic Lens Processing Oklahoma manufacturing facility, the restructuring of the Sign Making and Specialty Graphics European operations, and an increase to a previously estimated rent accrual for a vacant leased manufacturing facility. See further discussion of these charges in Note 13, "Restructuring and Other Charges" of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K.

[2] Fiscal 2005 included after-tax corrections of prior periods of $0.8 million ($0.04 per diluted share), primarily associated with the accounting for an operating lease containing minimum rent escalations and the accounting in fiscal 2001 for an intercompany transaction. See further discussion of these charges in Note 19, "Prior Period Adjustments" of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K.

[3] Fiscal 2004 included after-tax restructuring charges, net of reversals, of $1.6 million ($0.07 per diluted share) associated with the shared services initiative within the Sign Making and Specialty Graphics and Ophthalmic Lens Processing segments and the exit of an insignificant product line within the Sign Making and Specialty Graphics segment. See further discussion of these charges in Note 13, "Restructuring and Other Charges" of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K.

[4] Fiscal 2004 included an after-tax benefit of $1.2 million ($0.05 per diluted share) associated with insurance proceeds received for costs previously incurred associated with an SEC investigation that was settled in the fourth quarter of fiscal 2004.

[5] Fiscal 2004 included a tax benefit of $2.2 million ($0.10 per diluted share) associated with the reversal of a tax reserve when uncertainty over the deduction of operating losses was resolved through the completion of a tax audit and a tax benefit of $0.7 million ($0.03 per diluted share) associated with a foreign jurisdiction's extension of the time period in which to realize operating losses.

[6] Fiscal 2003 included after-tax restructuring charges, net of reversals, and other special charges of $1.6 million ($0.07 per diluted share) associated both with the implementation of the shared services and facility consolidations initiatives and promissory note impairment. See further discussion of these charges in Note 12, "Other Income (Expense), Net" and Note 13, "Restructuring and Other Charges" of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K.

[7] Fiscal 2002 net loss included the cumulative effect of an accounting change of $114.7 million ($5.20 per diluted share) associated with the Company's implementation of Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets." This amount represented the impairment of goodwill in the Sign Making and Specialty Graphics segment ($93.0 million) and the Ophthalmic Lens Processing segment ($21.7 million) as of May 1, 2001.

[8] Fiscal 2002 included after-tax restructuring charges, net of reversals, and other special charges of $11.8 million ($.53 per diluted share) associated with ongoing efforts to reduce costs in the weak economic and business environment the Company experienced in its capital equipment markets and for asset write-downs and other charges in the Company's Sign Making and Specialty Graphics operating segment.

[9] Fiscal 2001 included after-tax restructuring and other special charges of $20.9 million ($.95 per diluted share) related to reductions in workforce, provisions for losses on sales of facilities, inventory write-downs, impairments of long-lived assets, and other charges.

The following discussion should be read in conjunction with Item 1, "Business," and Item 8, "Financial Statements and Supplementary Data," of this annual report on Form 10-K.

OVERVIEW

For the year ended April 30, 2005 ("fiscal 2005"), we reported net revenue of $517.3 million, operating loss of $(0.6) million, and net loss of $(5.6) million. Net revenue reported was approximately the same as net revenue for the prior year, although foreign currency translation contributed $20.3 million to fiscal 2005 revenue. The fiscal 2005 operating loss was primarily attributable to lower sales volume in our Sign Making and Specialty Graphics and Ophthalmic Lens Processing segments, charges associated with restructuring and business re-engineering activities in those segments, a product discontinuance in the fiscal 2005 fourth quarter, and significant Sarbanes-Oxley compliance costs.

In fiscal 2005, we completed our three-year business re-engineering plan, which included consolidation of production and warehouse facilities; centralization of supply chain, customer service, information technology, and accounting functions; and implementation of our enterprise resource system, "SAP," throughout the majority of our operating locations. We also introduced new products including the GERBER SOLARA (UV ink jet printer), the EDGE FX (next generation thermal printer), and the DTL Generator (optical lens generator). With the re-engineering plan behind us and our new product pipeline, we expect revenue and operating profit growth in fiscal 2006 for each of our operating segments.

Our operating cash flow of $17.8 million, which was the result of lower accounts receivable balances and better working capital management, enabled us to reduce our debt by $13.3 million from $59.0 million at the beginning of the fiscal year to $45.7 million at April 30, 2005. However, the fiscal 2005 operating loss resulted in our non-compliance with certain financial covenants as of April 30, 2005. We obtained waivers for these covenants as of April 30, 2005 and subsequently amended our existing credit facility agreements with our lenders. We anticipate that our future operating cash flow generation and the borrowings we expect to be available under our revolving credit facility will provide sufficient liquidity to fund the operating and strategic initiatives of our current business plan.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in Note 1 of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report. Some of those accounting policies require management to make estimates and assumptions that affect amounts reported. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates.

Allowance for Doubtful Accounts. We continually monitor payments from our customers and maintain an allowance for doubtful accounts for estimated losses resulting from customers' inability to make required payments. We consider various factors, including general economic conditions, accounts receivable agings, the dollar amount of individual account balances, customer credit-worthiness, and historical bad debts when we evaluate the adequacy of our allowances for doubtful accounts. Additional allowance may be required if the financial condition of our customers deteriorates and results in their inability to make payments or problems develop with products we ship our customers. As of April 30, 2005 and 2004, our allowance for doubtful accounts was 9.8 percent and 7.9 percent of gross accounts receivable of $99.5 million and $98.3 million, respectively. Doubtful accounts written off in fiscal years 2005, 2004, and 2003 were $1.9 million, $2.9 million, and $2.5 million, respectively.

Inventory. We generally record inventory at the lower of standard cost or market value. Standard cost approximates cost as variances are applied to inventory as appropriate. Inventory at our Apparel and Flexible Materials segment's foreign non-manufacturing companies is valued on a weighted-average basis, which approximates first-in, first-out.

We review the market value of inventory on an ongoing basis. Based on these reviews, we write down our inventory, as necessary, to reflect estimated obsolescence, excess quantities, and market value. The amount of these write-downs equals the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions.

Excess and obsolete inventory is generally identified by comparing future expected inventory usage to actual on-hand quantities. Inventory write-downs are provided for on-hand inventory in excess of pre-defined usage forecasts. Forecast usage is primarily determined by projecting historical (actual) inventory usage levels forward to future periods. Application of this methodology can have the effect of increasing inventory write-downs during periods of declining demand and, conversely, reducing the required inventory write-downs during periods of accelerating demand. As a result of our implementation of our enterprise resource planning system, SAP, we continue to develop improved information concerning demand patterns for inventory consumption. This improved information is introduced into the excess and obsolete inventory calculation as it becomes available and has affected required levels of inventory write-downs.

Net inventories at the end of our last two fiscal years consisted of the following:

	APRIL 30,	
In thousands	**2005**	2004
Raw materials and purchased parts	**$39,800**	$37,460
Work in process	**1,326**	1,096
Finished goods	**11,237**	11,140
	$52,363	$49,696

Impairment of Long-lived Assets and Goodwill. We review the value of our long-lived assets, including goodwill, for impairment annually, or sooner if events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of the assets are no longer appropriate. No indicators of goodwill impairment were identified during fiscal 2005. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units, which is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other long-lived and intangible assets. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the magnitude of any such change.

During fiscal 2005 and 2004, we were not required to recognize any goodwill impairments. To determine goodwill impairment, we perform internal valuation analyses and consider other market information that is publicly available. Estimates of fair value are primarily determined using discounted cash flows and market comparisons. These approaches use estimates and assumptions, including projected cash flows, discount rate reflecting the risk inherent in future cash flows, perpetual growth rate, determination of appropriate market comparables, and the determination of whether a premium or discount should be applied to comparables. A 1.0 percentage point increase in the discount rates used would not have resulted in any goodwill impairments. A 10.0 percent decrease in the fair value of our reporting units also would not have resulted in any goodwill impairments.

As of April 30, 2005, we had $52.3 million of goodwill and $5.4 million of net amortizable intangible assets remaining on the consolidated balance sheet, which management believes are realizable based on the estimated cash flows of the associated businesses. However, it is possible that the estimates and assumptions used, such as future sales and expense levels, in assessing that value may need to be re-evaluated in the case of continued market deterioration, which could result in future impairment of those assets.

Restructuring Charges. We have implemented significant restructuring initiatives, which required the development of formalized plans for separating employees, discontinuing product lines, and consolidating facilities. During fiscal 2005, 2004, and 2003, we recorded estimated expenses for severance and outplacement costs, lease obligations, and other related costs. Estimating lease obligations involves determining key variables, including anticipated timing of sublease rentals, estimates of sublease rental payment amounts, and other related costs. In light of the significance and the timing of the execution of such activities, this process is complex and involves periodic reassessments of estimates made at the time of the original decisions. As management continues to evaluate the reasonableness of the remaining liabilities under the restructuring initiatives, there may be changes in estimates to amounts previously recorded.

Warranty. A limited warranty is provided on our products for periods ranging from 90 days to one year and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair or replace products under warranty. If actual return rates or repair and replacement costs, or both, differ significantly from management's estimates, adjustments to cost of sales may be required. A rollforward of the fiscal 2005 and 2004 accrued warranty liability is included in Note 14 of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K.

Pension Plans. The amounts recognized in the consolidated financial statements for the qualified and non-qualified defined benefit pension plans are determined from actuarial valuations. Inherent in these valuations are assumptions relating to, among other variables, the expected return on plan assets; discount rates at which the liabilities could be settled; and the rate of increase in future compensation levels. These assumptions are updated at the measurement date and are disclosed in Note 11 of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K. In accordance with accounting principles generally accepted in the United States, actual results that differ from the assumptions are accumulated and generally amortized over future periods and, therefore, affect expense recognized in future periods.

The expected return on assets assumption is developed considering several factors. Such factors include current and expected target asset allocation, our historical experience of returns by asset class type, a risk premium, an inflation estimate (weighted towards future expectations), expectations for real returns, and adjustments for anticipated or historical economic changes using a long-term investment horizon. Our actuaries assist us in analyzing the foregoing factors, and we also consult with our investment managers to develop the return on assets assumption. The long-term rate of return assumption used for determining net periodic pension expense for fiscal 2005 was 8.5 percent and will be 8.5 percent for fiscal 2006. Holding all other assumptions constant and increasing or decreasing the expected long-term rate of return of the plan assets by 0.5 percentage points would increase or decrease fiscal 2006 consolidated earnings before income taxes by approximately $0.4 million.

The discount rate utilized for determining future pension obligations of the pension plans is based on the expected yields of high-quality, long-term corporate bonds. The resulting discount rate used for determining net periodic pension expense for fiscal 2005 was 6.25 percent and will be 5.50 percent for fiscal 2006. Holding all other assumptions constant, a 0.25 percentage point increase or decrease in the discount rate for the plans would increase or decrease fiscal 2006 consolidated earnings before income taxes by approximately $0.4 million.

The assumed rate of increase in compensation levels is calculated based primarily on expected wage inflation. For fiscal 2005, the assumption for the long-term rate of increase in compensation levels used for determining net periodic pension expense was 4.0 percent and will be 4.0 percent for fiscal 2006. Holding all other assumptions constant and increasing or decreasing the long-term rate of increase in compensation levels by 0.5 percentage points would decrease or increase fiscal 2006 consolidated earnings before income taxes by approximately $0.5 million.

Pension expense for fiscal 2006 is expected to be $5.0 million. After that, future actual pension expense will depend on future investment performance, changes in future discount rates, and various other factors related to the population of participants in the Company's pension plans.

Deferred Income Taxes. Our reported tax rate was a benefit of 44.1 percent for fiscal 2005. The fiscal 2005 tax benefit was primarily attributable to a loss from operations, export tax incentives, foreign tax planning strategies, and tax credits based upon research and development costs.

Our effective tax rate is based on expected or reported income or loss, statutory tax rates, and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are valid and defensible, we believe that certain positions may not prevail if challenged. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit or changes in tax legislation. Our effective tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. This rate is then applied to our quarterly operating results. In the event that there is a significant unusual or one-time item recognized in our operating results, the tax attributable to that item would be separately calculated and recorded at the same time as the unusual or one-time item.

Tax laws in certain of our operating jurisdictions require items to be reported for tax purposes at different times than the items are reflected in our financial statements. As a result, our effective tax rate reflected in our consolidated financial statements is different from that reported in our tax returns. Some of these differences are permanent, such as expenses which are never deductible on our tax returns, and some are temporary differences, such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years for which we have already recorded the tax benefit in our financial statements. We establish valuation allowances for our deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit. As of April 30, 2005, our valuation allowances amounted to $18.8 million primarily relating to certain state and tax carryforwards that are not likely to be realized. Failure to achieve forecasted taxable income can affect the ultimate realization of net deferred tax assets. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred or expense for which we have already taken a deduction in our tax returns, but have not yet recognized as expense in our financial statements. We have not recognized any United State tax expense on undistributed international earnings because we intend to reinvest the earnings outside the United States for the foreseeable future. These undistributed earnings were approximately $54.0 million at April 30, 2005.

A number of years may elapse before a particular matter, for which we have established a reserve, is audited or otherwise resolved. The number of years with open tax audits varies depending on the tax jurisdiction. In the United States, fiscal 2001 through fiscal 2005 remain open for audit and the Internal Revenue Service is currently examining our tax returns for fiscal 2001 and 2002. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of our cash. Favorable resolution would be recognized as a reduction to our effective tax rate in the year of resolution. Our tax reserves are included in deferred income taxes on the Consolidated Balance Sheet.

RESULTS OF OPERATIONS

	FISCAL YEARS ENDED APRIL 30,		
Dollars in thousands	**2005**	2004	2003
Revenue	**$517,322**	$516,816	$512,369
Cost of sales	**362,628**	354,723	348,075
Gross profit	**154,694**	162,093	164,294
Operating expenses	**155,317**	143,599	143,263
Other (expense), net	**(2,584)**	(4,206)	(1,412)
(Loss) earnings from continuing operations before interest expense and provision (benefit) for income taxes	**$ (3,207)**	$ 14,288	$ 19,619
Gross profit %	**29.9%**	31.4%	32.1%

Certain reclassifications have been made to the prior year amounts to conform to the fiscal 2005 presentation including all warranty, installation, and training costs that were reclassified from Selling, General, and Administrative Expenses to Cost of Products Sold. All prior periods presented were reclassified to reflect these changes.

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

Revenue. Revenue in dollars and as a percentage of consolidated revenue contributed in fiscal 2005 and 2004 by our businesses follows:

In thousands	**Fiscal 2005**		Fiscal 2004	
Sign Making and Specialty Graphics	**$274,233**	**53.0%**	$278,615	53.9%
Apparel and Flexible Materials	**170,367**	**32.9**	160,134	31.0
Ophthalmic Lens Processing	**72,722**	**14.1**	78,067	15.1
	$517,322	**100.0%**	$516,816	100.0%

As worldwide businesses, our operations are affected by global, regional, and industrial economic and political factors. Our geographic and industry diversity has helped limit the impact of any one industry or the economy of any single country on our consolidated operating results.

Revenue in dollars and as a percentage of consolidated revenue in fiscal 2005 and 2004 by geographic region follows:

In thousands	Fiscal 2005		Fiscal 2004	
North America	**$195,374**	**37.8%**	$205,605	39.8
Europe	**220,384**	**42.6**	214,865	41.6
Rest of World	**101,564**	**19.6**	96,346	18.6
	$517,322	**100.0%**	$516,816	100.0%

During fiscal 2005, the strengthening of the Euro and British Pound Sterling in relation to the United States (U.S.) dollar had a significant favorable impact on the translation of foreign currency-denominated revenue into U.S. dollars. The favorable impact of foreign currency translation contributed $20.3 million to consolidated revenue in fiscal 2005. The favorable translation impact on our net loss, however, was completely offset by translated higher cost of sales, losses incurred on the settlement of forward exchange contracts and losses associated with foreign currency denominated accounts receivable and payable transactions. Adjusting for the favorable currency translation effect, we experienced higher revenue in the Apparel and Flexible Materials segment, primarily reflecting anticipated growth in Asian markets. Offsetting this growth, we reported lower revenue in the Sign Making and Specialty Graphics and Ophthalmic Lens Processing segments. The decline was attributable to several factors, including late introduction of new products to market coupled with market displacement of certain existing products, the withdrawal of a product from the Sign Making and Specialty Graphics segment, and mid-year business disruption resulting from our restructuring plans. Revenue from new products was not significant because the new products were introduced late in the fiscal year.

The following table shows equipment and aftermarket supplies and service revenue as a percentage of total revenue during fiscal 2005, 2004, and 2003.

	Fiscal 2005	Fiscal 2004	Fiscal 2003
Equipment revenue	**31%**	32%	36%
Aftermarket supplies and service revenue	**69**	68	64

Geographically our business volume was lower in North American and European regions and higher in the Rest of World region in fiscal 2005 as compared to fiscal 2004.

The North American decrease in business volume occurred primarily in the Sign Making and Specialty Graphics and Ophthalmic Lens Processing segments. The Sign Making and Specialty Graphics segment's sales were adversely affected by the late introduction of the Solara UV ink jet printer, overall lower sales of thermal imaging products and supplies attributable to ink jet competition, and a high level of product returns and the sales returns allowance caused by management's decision to withdraw from a product. Fiscal 2004 equipment sales to Kinkos of $3.4 million that did not, and were not expected to, recur in fiscal 2005, also adversely affected fiscal 2005 results. The Ophthalmic Lens Processing segment's lower sales were primarily attributable to delays in the launch of new products and a mid-year sales force transition.

European business volume continued to be weak, especially in the Sign Making and Specialty Graphics segment. The decrease in business volume was primarily attributable to the factors affecting this segment's North American sales, management turnover in Italy, lower business levels in France following last year's warehouse consolidation with Germany, and the discontinuation of a non-strategic product line in fiscal 2004.

The higher business volume in the Rest of World region was largely attributable to the continued migration of apparel production to growth markets in the Apparel and Flexible Materials segment. In particular, our business volume in China increased significantly, reflecting both our market development efforts and the strength of end user markets.

Operating Charges. Our fiscal 2005 operating loss included pre-tax operating charges of $10.5 million. Of this amount, $8.9 million related to costs incurred in improving the operations of our Spandex business and as a result of management's decision to withdraw from a product in the Sign Making and Specialty Graphics segment. Of the remaining charges, $1.4 million were incurred by our Ophthalmic Lens Processing segment in relocating manufacturing operations from Muskogee, Oklahoma.

The total charges included $5.1 million of inventory and demonstration equipment write-downs, $1.8 million of revenue adjustments, $1.0 million of additional bad debt expense, $0.4 million of other fixed asset impairments, and $2.2 million of other operating charges. The inventory and demonstration equipment charges primarily related to Gerber Coburn and Spandex business re-engineering initiatives, product discontinuation costs, and changes in market value estimates of used equipment inventory, which were largely caused by the shorter product life cycle of ink jet imaging products. The balance of the inventory charge related to aftermarket inventory identified as in excess of Spandex's requirements. We identified the excess inventory based on improved information concerning demand patterns for inventory consumption in connection with the implementation of our enterprise resource planning system, SAP. The revenue adjustments were primarily related to an increase in estimated sales returns as a result of management's decision to discontinue a product. The bad debt expense was primarily related to management turnover at Spandex's Italian business. Other operating charges of $2.2 million included adjustments relating to prior periods in the amount of $1.2 million. We have concluded that the adjustments related to prior periods were not material to either the prior periods or to the current year and do not change, either individually or in the aggregate, the reported earnings amounts or earnings trends for those periods affected or a fair presentation of our results of operations and financial condition. Of the aggregate pre-tax charges, $1.8 million were recorded as a reduction of sales, $6.0 million in cost of products sold, and $2.7 million in selling, general, and administrative ("S,G,&A") expenses.

Gross Profit Margins. Gross profit as a percentage of revenue in fiscal 2005 was 29.9 percent compared to 31.4 percent in fiscal 2004. The decrease was primarily attributable to lower business volume and increased inventory reserve requirements, and the adverse effect of a discontinued product. Sales volume had the effect of reducing gross profit in fiscal 2005 by approximately $5.8 million from fiscal 2004, while sales mix lowered gross profit by $0.4 million. Revenue adjustments of $1.8 million, inventory write-down charges of $5.1 million and increased warranty expense associated with the discontinuance of a product of $0.7 million also significantly lowered fiscal 2005 gross profit. Gross profit was also adversely affected in fiscal 2005 by lower pricing of $0.5 million, primarily in targeted growth markets to gain market share. These factors were partially offset by favorable effects of foreign currency translation and cost reduction savings. Fiscal 2004 results included inventory write-down charges of $1.4 million, primarily related to Spandex and Gerber Coburn business re-engineering initiatives.

Selling, General, & Administrative Expenses. S,G,&A expenses as a percentage of revenue were 24.6 percent in fiscal 2005 compared to 22.4 percent in fiscal 2004.

Foreign currency translation increased S,G,&A by $4.9 million over the prior year. Excluding this impact, S,G,&A expenses increased $6.4 million in fiscal 2005 from fiscal 2004. The fiscal 2005 increase was primarily attributable to Sarbanes-Oxley compliance expenses of $3.4 million, operating charges of $2.7 million referred to above and the absence of insurance proceeds of $1.9 million received in fiscal 2004. The effect of these factors was offset in part by a decrease of $2.7 million in pension expense attributable to pension plan amendments and a decrease of $0.7 million in legal expenses.

Research and Development. Research and development ("R&D") expenses as a percentage of revenue were 4.8 percent in fiscal 2005 as compared to 4.9 percent in fiscal 2004. R&D expenses reflected active product development in both years.

Restructuring Charges.

Fiscal 2005 Charges. During fiscal 2005, we incurred $3.0 million of restructuring charges by implementing the final phase of our three-year shared services restructuring plan. Of these charges, $1.5 million of employee severance was attributable to the relocation of the Ophthalmic Lens Processing segment's manufacturing facility from Muskogee, Oklahoma. Employee separation costs related to the organizational realignment of our Sign Making and Specialty Graphics European business were $1.0 million. We also entered into a sublease agreement for one of our Sign Making and Specialty Graphics leased facilities, which caused an increase to a previously established restructuring rent accrual of $0.4 million, attributable to a change in estimates.

The Ophthalmic Lens Processing employee separations resulting from the Muskogee facility relocation are expected to result in Cost of Products Sold and S,G,&A cost savings of $1.9 million in fiscal 2006. The total net annual cost savings from the entire facility relocation are expected to be $3.0 million. The Sign Making and Specialty Graphics segment's cost savings from the employee separations should be $1.1 million annually.

If the amount, or timing, of our sublease or employee separation estimates differ from our estimates at April 30, 2005, the difference will be recognized within restructuring expense.

Fiscal 2004 Charges. During fiscal 2004, we incurred $2.5 million of restructuring charges by implementing actions necessitated by the second year of our business re-engineering plan. We ceased to use a leased facility, which resulted in a $2.0 million charge for the net present value of expected future lease costs, within the Sign Making and Specialty Graphics segment. The initial transition of the Ophthalmic Lens Processing segment operations to the shared services program resulted in $0.3 million of employee separation and international facility consolidation costs. We also exited a product line within the Sign Making and Specialty Graphics segment, which resulted in $0.2 million of employee separation costs.

We expect that the vacant leased facility will result in reduced S,G,&A expenses of $0.2 million annually and cash flow from sublease income of $0.6 million annually over the life of the lease. The initial transition of the Ophthalmic Lens Processing segment operations to the shared services program is expected to result in reduced S,G,&A expenses and cash flow savings of $1.2 million annually. We anticipated that annual savings resulting from exiting the insignificant product line will be approximately $0.5 million.

Rollforward of Restructuring Reserves. The table below shows the restructuring accruals established by fiscal year from April 30, 2004 to April 30, 2005:

In thousands	APRIL 30, 2004	FISCAL 2005 EXPENSE	FISCAL 2005 CASH PAYMENTS	APRIL 30, 2005
Fiscal 2005	$ –	$2,603	$(1,700)	**$ 903**
Fiscal 2004	1,896	428	(484)	**1,840**
Fiscal 2003	226	–	(140)	**86**
Fiscal 2002	250	–	–	**250**
	$2,372	$3,031	$(2,324)	**$3,079**

The ending accrual balances at April 30, 2005 were for employee separation costs and facility consolidation costs. We expect that all accruals will be paid in fiscal 2006, except for the vacant leased facility. The lease accrual will be paid over the life of the lease, through fiscal 2019.

Other Expense, Net. Other expense, net of $2.6 million in fiscal 2005 decreased $1.6 million from fiscal 2004. The decrease was primarily attributable to reduced foreign currency transaction losses, which reflected the strength of the Euro and British Pound Sterling against the United States dollar. These losses were $1.1 million in fiscal 2005 compared to $2.8 million in fiscal 2004. We recognize foreign currency transaction gains and losses on the translation of accounts receivable and payable balances that are reported in one currency and paid in another. In addition, Other Expense, Net for fiscal 2005 included a $0.7 million gain on the sale of certain fixed assets used in the Muskogee, Oklahoma facility, which was relocated. Higher legal settlement costs and patent write-off costs slightly offset the favorable impacts of foreign currency and the gain on the sale of assets.

Interest Expense. Interest expense decreased $5.3 million in fiscal 2005 from fiscal 2004. The decrease primarily resulted from lower average debt balances in fiscal 2005. Average debt balances under our credit facility decreased to $48.0 million in fiscal 2005 from $75.3 million in fiscal 2004 as a result of our debt reduction strategy. The fiscal 2005 weighted average interest rates of our credit facility debt, inclusive of deferred debt issue costs amortized, was 13.5 percent compared to 16.0 percent in fiscal 2004.

Income Tax Expense. Our consolidated tax rate was a benefit of 44.1 percent in fiscal 2005 and 151.2 percent in fiscal 2004. In fiscal 2004 we reversed a tax reserve of $2.2 million, which was the result of the favorable resolution of a prior year foreign tax issue. We also recorded a $0.7 million tax benefit because of a change in the tax law in a foreign jurisdiction, which reduced the valuation allowance on certain net operating losses in fiscal 2004. Adjusting for these benefits, our fiscal 2004 consolidated tax rate would have been a benefit of 22.1 percent. The difference from the statutory rate of 35.0 percent for both periods was primarily attributable to benefits related to foreign tax planning strategies, tax credits based on research and development costs, and export tax incentives.

A proposed tax legislation change in a foreign jurisdiction, if enacted, could adversely affect certain tax benefits attributable to one of our foreign tax planning strategies. However, we are unable to estimate the impact of the proposed legislation on the fiscal 2006 effective tax rate until details regarding the applicability and transition rules of the proposal are made available, which we expect to occur during fiscal 2006.

Net (loss) earnings. As a result of the foregoing operating results, the net loss in fiscal 2005 was $5.6 million ($0.25 per diluted share) compared to net earnings of $5.5 million ($0.25 per diluted share) in fiscal 2004.

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

Revenue. Consolidated fiscal 2004 revenue was $516.8 million compared to $512.4 million in fiscal 2003. Foreign currency translation had the effect of increasing revenue by approximately $37.5 million in fiscal 2004 compared to fiscal 2003. Adjusting for the effect of foreign currency translation, revenue declines occurred in each of our operating segments in fiscal 2004. These decreases were primarily the result of lower capital equipment shipments because of weak worldwide economic conditions, business disruption resulting from our restructuring initiatives, and competitive pressures. Steady levels of after-market revenue helped mitigate the capital equipment sales declines.

Geographically there was continued weakness in the North American Sign Making and Specialty Graphics and Ophthalmic Lens Processing segments. While overall economic conditions in the United States improved, the transition of sign and specialty graphics production to lower cost imaging systems (including ink jet systems) and competition from ink jet systems suppressed capital equipment sales of our Sign Making and Specialty Graphics equipment. U.S. Ophthalmic Lens Processing segment business volume was lower in fiscal 2004 because of unusually high demand in fiscal 2003 from major retail chains that did not recur, sluggish market conditions, industry consolidation, and some disruption caused by our restructuring initiatives. These decreases were partially offset by higher business volume later in fiscal 2004 in our Apparel and Flexible Materials segment, where improved economic conditions in the industrial and automotive markets resulted in higher capital equipment shipments.

European business volume continued to be weak, especially in the Sign Making and Specialty Graphics segment. The decrease in business volume was primarily attributable to the factors affecting this segment's North American sales, sluggish market growth, business disruption caused by the allocation of management resources to our restructuring initiatives in France, and the discontinuation of a product line.

The lower business volume in the Rest of World markets was largely the result of lower Apparel and Flexible Materials segment sales. Trade quota developments created uncertainty that prolonged the existing automation lag in many of these emerging markets.

Gross Profit. Gross profit as a percentage of revenue in fiscal 2004 was 31.4 percent compared to 32.1 percent in fiscal 2003. The decrease was primarily attributable to lower sales volume and related unfavorable overhead variances, competitive pricing, increased pension costs, and costs associated with shared services restructuring in both the Sign Making and Specialty Graphics and Ophthalmic Lens Processing segments. These higher costs reflected increased write-downs of inventory, increased freight costs caused primarily by the need to expedite shipments and receipts, and increased employee severance costs. These factors were partially offset by shared services and other cost reductions implemented during fiscal years 2004 and 2003.

Selling, General, & Administrative Expenses. S,G,&A expenses as a percentage of revenue were 22.4 percent in fiscal 2004 compared to 22.6 percent in fiscal 2003.

Adjusting for the effect of foreign currency translation, S,G,&A expenses decreased $8.3 million in fiscal 2004 from fiscal 2003. The decrease was primarily attributable to lower incentive compensation, lower legal and professional expenses, including insurance proceeds of $1.9 million for costs previously incurred, associated with an SEC investigation that was settled, and savings from cost reduction which we implemented. Higher pension expense, shared services and SAP implementation expenses, and directors' and officers' insurance expense partially offset the effect of these decreases.

Restructuring Charges

Fiscal 2004 Charges. During fiscal 2003, we began implementation of a three-year shared services restructuring plan that was designed to generate operating efficiencies through the elimination of redundant workforce, production and warehouse facility consolidation, strategic purchasing, inventory management, and improved freight and logistics management. In fiscal

2004, we recorded restructuring charges of $2.5 million. These charges consisted primarily of the net present value of expected future lease costs of $2.0 million expensed when we ceased to use a facility within the Sign Making and Specialty Graphics segment because of a facility consolidation. The charges also consisted of employee separation costs and other facility consolidation charges associated with the transition of the Ophthalmic Lens Processing segment's operations to the shared services program of $0.3 million and costs of $0.2 million to exit a product line within the Sign Making and Specialty Graphics segment.

Fiscal 2003 Charges. During fiscal 2003, we recorded pre-tax restructuring charges of $1.4 million associated with the implementation of our shared services restructuring plan between Gerber Technology and Gerber Scientific Products. In addition, we recorded charges of $0.5 million as restructuring costs to consolidate Sign Making and Specialty Graphics segment warehouses in France and Germany. Of these charges, $1.5 million related to employee severance charges for the elimination of redundant positions and $0.4 million related to the net present value of expected future lease costs at the cease-use date of a dormant facility. Charges associated with operating segments were $1.2 million for Apparel and Flexible Materials and $0.7 million for Sign Making and Specialty Graphics. The first year of the shared services restructuring plan was completed as of April 30, 2003, although cash payments, which are expected to be funded by cash generated from operations, will continue through fiscal 2006.

Reversals of Restructuring Reserves. The reversals of previously established restructuring reserves of $0.3 million in fiscal 2003 were recorded in the Consolidated Statements of Operations as "Restructuring charges," which is where the accruals were originally recorded.

See Note 13 of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K for further discussion of the restructuring charges.

Other Expense, Net. Other expense, net of $4.2 million in fiscal 2004 increased from the fiscal 2003 level of $1.4 million primarily because of higher foreign currency transaction losses, which reflected the weakness of the U.S. dollar. These losses were $2.8 million in fiscal 2004 compared to $0.9 million in fiscal 2003.

Interest Expense. Interest expense increased $3.9 million in fiscal 2004 compared to fiscal 2003. The increase was the result of higher interest rates associated with the senior credit facilities entered into on May 9, 2003. The effect of higher interest rates was partially offset by a lower weighted average debt balance in fiscal 2004. The weighted average interest rate applicable to debt outstanding, inclusive of deferred debt issuance costs amortized in fiscal 2004, was 11.5 percent for the revolving credit facility borrowings, 17.3 percent for term debt, and 16.0 percent for total debt.

Income Tax Expense. Our reported effective tax rate was a benefit of 151.2 percent for fiscal 2004. In fiscal 2004, we reversed a $2.2 million tax reserve, which was the result of the favorable resolution of a prior year foreign tax issue. We also recorded a $0.7 million tax benefit because of a change in the tax law in a foreign jurisdiction, which reduced the valuation allowance on certain net operating losses. Adjusting for these benefits, our consolidated tax rate from continuing operations would have been a benefit of 22.1 percent for fiscal 2004 compared to the statutory rate of 35.0 percent. The difference from the statutory rate was primarily attributable to benefits related to foreign tax planning strategies, tax credits based on research and development costs, and export tax incentives.

Discontinued Operations. On July 1, 2002, we completed the sale of Stereo Optical Company, Inc., which was included in the Ophthalmic Lens Processing operating segment, for approximately $7.5 million. We accounted for Stereo Optical as a discontinued operation beginning with the fiscal 2003 consolidated financial statements. This accounting recognition was required by our adoption of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The gain on disposition was $3.5 million before taxes and $1.2 million after taxes, or $.05 per diluted share. Stereo Optical's revenue and pre-tax income reported in discontinued operations in fiscal 2003 were $0.7 million and $0.3 million, respectively.

Net earnings. As a result of the foregoing operating results, net earnings in fiscal 2004 were $5.5 million ($0.25 per diluted share) compared to net earnings of $9.7 million ($0.43 per diluted share). Excluding the income and a gain from discontinued operations in fiscal 2003, diluted earnings from continuing operations per share was $0.37.

SEGMENT REVIEW

SIGN MAKING AND SPECIALTY GRAPHICS

Dollars in thousands	FISCAL YEARS ENDED APRIL 30,		
	2005	2004	2003
Revenue	**$274,233**	$278,615	$269,408
Cost of sales	**205,887**	201,263	193,023
Gross profit	**68,346**	77,352	76,385
Operating expenses	**69,445**	66,269	59,315
Other (expense), net	**(1,639)**	(2,004)	(438)
Segment (loss) profit	**$ (2,738)**	$ 9,079	$ 16,632
Gross profit %	**24.9%**	27.8%	28.4%

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

Fiscal 2005 segment revenue decreased $4.4 million from fiscal 2004. Adjusting for the effect of foreign currency translation, segment revenue for fiscal 2005 decreased $19.8 million from fiscal 2004. Sales were adversely affected by the late introduction of the Solara UV ink jet printer, lower sales of thermal imaging products and supplies attributable to ink jet competition, and a high level of product returns and the sales returns allowance caused by a product discontinuance. Equipment sales to Kinkos of $3.4 million in fiscal 2004 that did not, and were not expected to, recur in fiscal 2005, also adversely affected fiscal 2005 results. Aftermarket supplies and service revenue were lower because of management turnover in Italy, lower business levels in France following last year's warehouse consolidation, and the discontinuation of a non-strategic product line in fiscal 2004.

Segment loss for fiscal 2005 was $11.8 million lower than segment profit for fiscal 2004. The decrease was attributable to the effects of lower business volume of approximately $8.5 million, revenue adjustments primarily caused by the product discontinuance of $1.8 million, and other inventory write-down, asset impairment charges, and increased warranty charges totaling $5.8 million. Also included in the fiscal 2005 segment loss was $1.0 million of prior period adjustments attributable to the accounting for an operating lease containing fixed rent escalation charges of $0.6 million and an intercompany transaction of $0.4 million. These items were offset by the favorable effects of foreign currency translation and hedging of approximately $2.4 million, lower restructuring charges of $0.7 million, lower pension expense of $1.2 million, and savings from cost reductions.

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

Segment revenue increased $9.2 million, or 3.4 percent, over fiscal year 2003. Foreign currency translation had the effect of increasing segment revenue by approximately $28.2 million in fiscal 2004. Holding foreign currency translation rates constant, the lower segment revenue in fiscal 2004 was largely attributable to disruption in our French operations due to restructuring efforts earlier in fiscal 2004, sluggish market growth in Europe and Canada, competition for ink jet imaging products, and the discontinuation of a product line.

Gross profit as a percentage of revenue was lower in fiscal 2004 compared to fiscal 2003. The lower sales volume and competitive pricing on equipment negatively affected gross margin in fiscal 2004. In fiscal 2004, we also recorded inventory write-downs and other costs as we continued to implement our shared services restructuring plan. These items were largely offset by cost control and favorable pricing and product mix on aftermarket supplies in Europe.

During fiscal 2004, we relocated certain manufacturing processes within the United States, resulting in a leased dormant facility. We recorded a restructuring charge of $2.0 million, which represented the present value of expected future lease costs over the remaining life of the lease, reduced by anticipated sub-lease income.

The fiscal 2004 segment profit decrease from fiscal 2003 was generally attributable to the factors affecting gross margin and higher restructuring charges discussed above, higher shared services and SAP implementation expenses, higher pension expense, and higher foreign currency transaction losses. These decreases were partially offset by lower incentive compensation, savings from cost reductions associated with our shared services restructuring plan, lower research and development expenses, and a fiscal 2003 impairment loss on a promissory note.

APPAREL AND FLEXIBLE MATERIALS

Dollars in thousands	**2005**	2004	2003
	FISCAL YEARS ENDED APRIL 30,		
Revenue	**$170,367**	$160,134	$154,140
Cost of sales	**99,948**	92,883	89,092
Gross profit	**70,419**	67,251	65,048
Operating expenses	**49,578**	47,097	50,724
Other (expense), net	**(940)**	(973)	(973)
Segment profit	**$ 19,901**	$ 19,181	$ 13,351
Gross profit %	**41.3%**	42.0%	42.2%

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

Segment revenue for fiscal 2005 increased $10.2 million over fiscal 2004. Foreign currency translation had the effect of increasing segment revenue by approximately $3.7 million over fiscal 2004. Revenue growth generally occurred across all product lines and was particularly strong in targeted growth markets, including China. Growth continued in Asia and was stimulated by strength in end-user markets attributable to apparel production migration from mature markets.

Our primary objective for this segment remains to increase market share in growth markets, particularly China. To achieve this objective, we have significantly increased our investment in China by adding product design, engineering, and manufacturing personnel and expanding the range of products that are engineered specifically for the Chinese market. The lifting of the quotas mandated by the World Trade Organization, which occurred on December 31, 2004, is expected to have a significant favorable impact on the success of our China initiative, since it is anticipated to benefit China at the expense of other apparel producing countries. The benefit to China is expected to be significant; however, the United States and other countries have planned, and introduced in some cases, protective trade measures. The timing of the benefit to China of the lifting of quotas, therefore, remains uncertain.

Segment profit for fiscal 2005 was $0.7 million higher than for fiscal 2004. This increase was primarily attributable to both the favorable effects of foreign currency translation and hedging of $3.7 million and increased business volume of approximately $3.8 million. These factors were offset primarily by unfavorable mix of $1.3 million, price reductions of approximately $1.2 million in targeted growth markets implemented to gain market share, higher new product and market development costs related to those markets, and higher installation and training expenses reflecting higher multi-ply cutting equipment shipments of approximately $0.7 million.

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

Segment revenue for fiscal 2004 increased $6.0 million, or 3.9 percent, from fiscal 2003. Foreign currency translation had the effect of increasing segment revenue by approximately $7.3 million in fiscal 2004 compared to fiscal 2003. Holding foreign currency translation rates constant, revenue decreased slightly in fiscal 2004 from fiscal 2003.

On a geographic basis, revenue increased in North America, was essentially the same in the Europe, and declined in the Rest of World region. The increase in North American business volume in fiscal 2004 reflected a trend that became discernible in the fiscal 2004 third quarter because of improving economic conditions in the United States. In addition, we experienced improvement in sales of our higher margin WebPDM software and single-ply cutting systems, indicating strengthening automotive and industrial markets. Currency-adjusted European revenue continued to be substantially the same as in fiscal 2003 because of weak economic conditions in Western Europe and the continued apparel production migration to emerging markets. We also experienced some revenue improvement in Central and Eastern European markets, primarily Turkey. The apparel production migration was accompanied by an automation lag in many emerging markets, which, along with economic uncertainty, caused segment revenue shortfalls in the Rest of World region from fiscal 2003 levels. Apparel trade quota developments had the effect of extending this factory automation lag in many of these countries, although revenue levels in target growth markets such as China and India remain strong.

Gross profit as a percentage of revenue was lower in fiscal 2004 compared to fiscal 2003. The decrease was primarily attributable to competitive pricing and increased write-downs of inventory, which was largely caused by the continued aging of mature products in the installed base. These factors were offset by cost reductions associated with our shared services restructuring plan.

Segment profit increased in fiscal 2004 over fiscal 2003. In addition to the factors affecting gross profit, this increase was primarily attributable to lower fiscal 2004 incentive compensation, savings from cost reductions associated with our shared services restructuring plan, lower fiscal 2004 restructuring and related charges, and lower depreciation and amortization expense resulting from reduced capital expenditures in fiscal years 2004 and 2003. Higher pension expense partially offset the effects of these reductions.

OPHTHALMIC LENS PROCESSING

	FISCAL YEARS ENDED APRIL 30,		
Dollars in thousands	**2005**	2004	2003
Revenue	**$72,722**	$78,067	$88,821
Cost of sales	**56,793**	60,577	65,960
Gross profit	**15,929**	17,490	22,861
Operating expenses	**18,625**	17,590	17,032
Other income (expense), net	**208**	(291)	(127)
Segment (loss) profit	**$ (2,488)**	$ (391)	$ 5,702
Gross profit %	**21.9%**	22.4%	25.7%

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

Segment revenue for fiscal 2005 decreased $5.3 million from fiscal 2004. Foreign currency translation had the effect of increasing segment revenue by approximately $1.2 million over fiscal 2004. The revenue decrease was attributable to new product launch delays and the transition to an in-house sales force for a market segment.

We announced in the fiscal 2005 first quarter our plan to relocate the manufacturing operations of this segment located in Oklahoma. This move, which was completed in fiscal 2005, is expected to generate approximately $3.0 million of annual savings. In fiscal 2005, we recorded $1.5 million of restructuring charges for employee separations related to this action.

Segment loss for fiscal 2005 increased $2.1 million from fiscal 2004. The decline was primarily attributable to higher restructuring charges of $1.1 million, lower business volume of approximately $1.0 million, and other operating charges of $1.4 million. These operating charges included inventory adjustments of $1.2 million, partially from relocating our manufacturing operations. Pension expense was lower by $0.3 million, partially offsetting these items.

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

Segment revenue for fiscal 2004 decreased $10.8 million, or 12.1 percent, from fiscal 2003. Foreign currency translation had the effect of increasing segment revenue by approximately $2.0 million in fiscal 2004 compared to fiscal 2003. Holding foreign currency translation rates constant, segment revenue decreased $12.7 million, or 14.3 percent, from fiscal 2003. Fiscal 2003 revenue included $12.0 million of automated lens processing equipment sales to large United States retail and discount chains that were not repeated, and were not anticipated to be repeated, in fiscal 2004. This fluctuation indicates the segment's dependence on the capital spending of a relatively small number of large retail and discount chain customers. Excluding these sales to large customers, fiscal 2004 revenue was consistent with fiscal 2003.

Gross profit as a percentage of revenue in fiscal 2004 decreased from fiscal 2003. Lower sales volume, higher materials cost caused by the weaker U.S. dollar, and fiscal 2004 shared services transition costs, which included higher severance, freight, and inventory write-downs, contributed to the gross margin decrease.

The decreased segment profit in fiscal 2004 from fiscal 2003 was primarily attributable to the factors affecting gross margin. Fiscal 2004 restructuring and other expenses associated with the November 1, 2003 transition of segment operations to our shared services and SAP platforms also contributed to the decrease, as did higher pension expense and bad debt expense associated with continued weak Latin American business conditions. The effects of these factors were offset in part by lower incentive compensation and by savings from cost reductions initiated because of the lower sales volume.

CORPORATE AND OTHER EXPENSES

	FISCAL YEARS ENDED APRIL 30,		
Dollars in thousands	**2005**	2004	2003
Operating expenses	**$(17,669)**	$(12,643)	$(16,192)
Other (expense)/income, net	**(213)**	(938)	126
Corporate expenses, net	**$(17,882)**	$(13,581)	$(16,066)

FISCAL YEAR 2005 COMPARED TO FISCAL YEAR 2004

Corporate expenses, net, for fiscal 2005 were $4.3 million higher than fiscal 2004. This increase was primarily attributable to Sarbanes-Oxley compliance expenses of $3.4 million and the absence of insurance proceeds of $1.9 million received in fiscal 2004. Partially offsetting these items were lower pension expense of $0.7 million and the fiscal 2004 write-off of $0.3 million of deferred debt issuance costs related to the previous credit facility.

FISCAL YEAR 2004 COMPARED TO FISCAL YEAR 2003

Fiscal 2004 corporate operating expenses were lower than fiscal 2003 primarily because of lower legal and professional expenses, including insurance proceeds of $1.9 million for costs previously incurred, associated with an SEC investigation that was settled, and lower incentive compensation. Higher pension expense and higher directors' and officers' insurance expense partially offset the positive effect of the foregoing factors.

Other (expense)/income, net for fiscal 2004 reflected foreign exchange transaction losses and the write-off in the first quarter of fiscal 2004 of deferred debt issuance costs of $0.3 million related to the previous credit facility that was in place through May 9, 2003.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Our primary ongoing cash requirements, both in the short term and long term, will be to fund operating and capital expenditures, product development, our restructuring actions initiated in previous years, expansion in China, pension plan funding, and debt service. Our primary sources of liquidity are internally generated cash flows and borrowings under our revolving credit facility. Our sources of liquidity are subject to all of the risks of our business and could be adversely affected by, among other factors, a decrease in demand for our products; a deterioration in certain of our financial ratios; additional charges that may be required because of weak market conditions, market changes, and delayed product introductions; and our ability to achieve the operational efficiencies we expect.

We believe that cash on hand, cash flow we expect from operations, and borrowings we anticipate to be available under our revolving credit facility will enable us to meet our primary ongoing cash requirements for at least the next 12 months. Thereafter, significant operating, capital, and product development expenditures may be required to meet expected growth in the demand for products. We currently expect that we will fund our future expenditures primarily from operations and revolving credit facility borrowings. We may determine, however, that it is necessary or desirable to obtain financing for such expenditures through additional debt financing or the issuance of equity securities. Management intends to refinance the Company's existing credit facilities to more favorable terms and conditions in fiscal 2006. A complete refinancing of the credit facilities would result in expensing deferred debt issuance costs to Other Expense, Net, that are currently amortized over the life of the loans. At April 30, 2005, deferred debt issuance costs included in Other Assets related to the credit facilities were $3.2 million. There can be no assurance as to whether, or as to the terms on which, we will be able to obtain such debt or equity financing.

The following table shows information about our capitalization as of the dates indicated:

	APRIL 30,	
Dollars in thousands	**2005**	2004
Cash and cash equivalents	$ 6,148	$ 6,371
Total debt	45,742	59,021
Net debt (total debt less cash and cash equivalents)	39,594	52,650
Shareholders' equity	115,806	117,602
Total capital (net debt plus shareholders' equity)	155,400	170,252
Net debt-to-total capital ratio	25.5%	30.9%

Cash Flows. In fiscal 2005, we generated $17.8 million of cash from operating activities, which represented a decrease of $1.4 million from fiscal 2004. This decrease was primarily attributable to the operating loss and related increase in deferred income taxes and an increase in inventory. The inventory increase, which was offset by a corresponding increase in accounts payable, was associated with increasing inventory requirements for new products introduced in the fourth quarter. Fiscal 2005 cash flows were positively affected by incentive compensation payments in fiscal 2004 of $9.2 million (based on fiscal 2003 results) that did not recur in fiscal 2005, higher accounts receivable collections, and better cash management.

Cash from operating activities in fiscal 2005 was used to reduce our debt and short-term lines of credit by $13.4 million and to fund capital expenditures and intangible asset additions of $6.2 million.

In fiscal 2004, we generated $19.3 million of cash from operating activities compared to $42.0 million in fiscal 2003. The decrease was attributable to lower operating earnings and less cash generated from non-cash working capital. Cash generated from non-cash, currency-adjusted working capital in fiscal 2004 reflected a $2.4 million decrease in accounts receivable because of the lower sales volume, a $4.1 million decrease in inventories resulting from strategic inventory levels associated with our shared services restructuring initiative, and a $2.0 million decrease in prepaid expenses reflecting tax refunds received. These decreases were offset by lower accounts payable and accrued expense balances of $4.1 million, which primarily reflected incentive compensation payments made in fiscal 2004 relating to fiscal 2003 results. There was no incentive compensation accrual relating to fiscal 2004 results as of April 30, 2004.

Cash from operating activities in fiscal 2004, together with proceeds from the settlement of a promissory note of $1.0 million and reductions in cash balances, were used to reduce our debt by $26.8 million, pay costs of $5.6 million associated with our credit facility entered into on May 9, 2003, and fund capital expenditures and intangible asset additions of $4.4 million.

In fiscal 2003, we generated $42.0 million of cash from operating activities compared to $26.6 million in fiscal 2002. Cash earnings in fiscal 2003 were higher than in fiscal 2002 after adjusting for non-cash items such as depreciation and amortization, deferred income taxes, a gain in fiscal 2003 on the sale of a discontinued operation, and the effect of fiscal 2002 goodwill, restructuring, and asset impairment charges. However, the majority of the increase in cash flow from operations was attributable to working capital improvements. Although we collected less cash from our customers in fiscal 2003 because of the lower volume of business, the effect of reduced collections was offset by lower inventory balances and the refund of taxes paid in prior years. The lower inventory balances reflected progress in implementing our supply chain optimization initiatives and more cost-efficient manufacturing techniques.

Cash from operating activities in fiscal 2003, together with proceeds from asset sales of $3.9 million and proceeds from the sale of a disposed business of $6.6 million, was used to reduce our debt by $43.8 million, pay costs associated with renegotiating our credit facilities of $1.8 million, increase our cash balances, and fund capital expenditures and intangible asset additions of $4.5 million.

Financial Condition. Net accounts receivable decreased to $89.8 million at April 30, 2005 from $90.5 million at April 30, 2004. This decrease was the result of an increase to the allowance for doubtful accounts of $3.8 million and higher sales return allowances of $1.1 million related to a product discontinuance in the Sign Making and Specialty Graphics segment. The decrease was partially offset by the favorable effect of foreign currency translation attributable to the weaker U.S. dollar at April 30, 2005 compared to April 30, 2004. Days of sales outstanding in ending accounts receivable was 61 at April 30, 2005 compared to 60 at April 30, 2004.

Net inventories increased to $52.4 million at April 30, 2005 from $49.7 million at April 30, 2004. The increase, which was partially offset by increased inventory mark-downs, was primarily attributable to inventory levels associated with new products to be released to markets in fiscal 2006 and the favorable foreign currency translation effect noted above. Inventory turnover was 7.3 times annually at April 30, 2005 and at April 30, 2004.

Prepaid expenses and other current assets decreased to $6.3 million at April 30, 2005 from $7.4 million at April 30, 2004 primarily because of tax refunds received. The effect of these refunds was partially offset by the favorable foreign currency translation effect noted above.

Net property, plant, and equipment decreased to $39.9 million at April 30, 2005 from $42.6 million at April 30, 2004, reflecting depreciation expense of $10.6 million and asset sales. Capital expenditures of $5.7 million and the favorable foreign currency translation effect noted above partially offset the decrease. Capital expenditures in fiscal 2006 are expected to be approximately $8.0 million to $9.0 million, primarily investments in information technology and production tooling.

Net goodwill, patents and other intangible assets increased to $57.7 million at April 30, 2005 from $57.0 million at April 30, 2004 primarily because of the favorable foreign currency translation effect noted above and intangible asset additions of $0.5 million. This increase was partially offset by amortization expense of $0.5 million.

Other assets decreased to $6.0 million at April 30, 2005 from $7.7 million at April 30, 2004, which was primarily caused by the amortization of capitalized debt issuance costs of $1.6 million.

Accounts payable and other current liabilities, excluding the current portion of long-term debt, increased to $104.1 million at April 30, 2005 from $89.5 million at April 30, 2004. The increase was caused by higher inventory purchases late in the fiscal year for new product development, an increase in income taxes payable caused by higher income in certain foreign locations and the timing of payments to foreign governments, and foreign currency translation resulting from the weaker U.S. dollar at April 30, 2005 compared to April 30, 2004.

See Notes 7 and 11 of the "Notes to Consolidated Financial Statements" in Item 8 of this annual report on Form 10-K for information concerning deferred taxes and prepaid pension costs and accrued pension benefit liability, respectively.

Credit Facilities. On May 9, 2003, we entered into a four-year $110.0 million senior credit facility arranged by Fleet Securities, Inc. The financing consisted of a $45.0 million asset-based, multi-currency revolving credit facility (the "Revolver") led by Fleet Capital Corporation, and two term loan facilities, each in the amount of $32.5 million (the "Term A Loan" and "Term B Loan" and collectively, the "Term Loans"), led by Ableco Finance LLC, a fund affiliated with Cerberus Capital Management, L.P. (the Revolver and Term Loans being collectively referred to as the "Credit Facilities").

Under the Revolver, there are no required principal payments prior to maturity, although the amount of the revolving credit commitment is subject to reduction. Commitment reductions or termination, at our option, under the Revolver are permitted at any time without a fee. Borrowings under the Revolver are subject to a borrowing base formula based upon eligible accounts receivable and inventories. Obligations under the Revolver bear interest at a floating rate, which is, at our option, either a base rate or LIBOR, in each case plus an applicable margin. The base rate is Bank of America's base rate. The initial applicable margin for borrowings under the Revolver was 1.25 percent over the base rate and 2.75 percent over LIBOR. After October 31, 2003, the applicable margins under the Revolver were subject to adjustment based on the relationship between our Total Funded Debt to EBITDA, as defined in the Credit Facilities. The applicable margin for borrowings under the Revolver was 1.0 percent over the base rate and 2.5 percent over LIBOR at April 30, 2005. The weighted average interest rate of the Revolver during fiscal 2005, inclusive of deferred debt issuance costs amortized, was 8.5 percent.

The Term Loans are due and payable on May 9, 2007. Subject to certain exceptions, mandatory principal prepayments under the Term Loans are required with cash proceeds of debt issuances, asset sales, casualty events, and excess cash flow. Optional principal prepayments in full are subject to a premium, which reduces over the life of the Term Loans. The premium is subject to reduction over the life of the Term Loans and was initially 1.375 percent of the principal balance and at April 30, 2005 and 2004. At July 9, 2005, the premium decreases to 0.75 percent and to 0.50 percent at July 9, 2006. Subsequent to the July 9, 2004 amendment, obligations under the Term Loans bear interest at a floating rate of 6 percent over the prime rate. The prime rate is JP MorganChase Bank's prime rate, except at no time will the prime rate be lower than 4.00 percent or higher than 7.25 percent. In addition, an annual fee amounting to 1.00 percent of the average monthly balance of the Term Loans is required to be paid on each anniversary of the loan closing date. The anniversary fee is subject to a 0.50 percentage point reduction when certain EBITDA levels are achieved. The weighted average interest rate of the Term Loans during fiscal 2005, inclusive of deferred debt issuance costs amortized, was 17.9 percent.

The lenders under the Credit Facilities have been granted security interests in selected assets of the Company and its subsidiaries including certain real estate and leasehold interests in the U.S. and elsewhere; inventory and accounts receivable in the U.S., Canada, United Kingdom, Germany, and the Netherlands; intangible assets; intellectual property; and other assets. Borrowings under these arrangements are also secured by the capital stock of the Company's subsidiaries.

We are required, as of the end of each fiscal quarter, to meet financial tests or maintain financial ratios specified in the Revolver agreement, including minimum fixed charge coverage ratios and maximum ratios of total liabilities to tangible capital base. The agreement also contains operating covenants that impose limitations on capital expenditures, additional indebtedness and liens, contingent liabilities, asset sales and dividends, investments and hedging activities, transactions with affiliates and legal entity changes. The fiscal 2005 operating loss caused us to not meet certain financial tests or maintain financial ratios at April 30, 2005. We obtained a waiver under those covenants from our lenders as of April 30, 2005.

We are also required, as of the end of each fiscal quarter, to meet financial tests or maintain financial ratios specified in the Term Loans agreement, including ratios of Maximum Total Funded Debt to EBITDA (as defined in the Term Loans agreement) and minimum fixed charge coverage ratios. The agreement also includes operating covenants that impose limitations on capital expenditures, additional indebtedness and liens, contingent liabilities, asset sales, dividends, issuance of capital stock, investments and hedging activities, and transactions with affiliates. The fiscal 2005 operating loss caused us to not meet certain financial covenants at April 30, 2005. We obtained a waiver under those covenants from our lenders as of April 30, 2005.

The fees associated with these waivers totaled $0.3 million.

The following table summarizes the financial covenant requirements under our Credit Facilities as of April 30, 2005 prior to obtaining waivers under these covenants:

COVENANT	REQUIREMENT	ACTUAL AT APRIL 30, 2005
Minimum Fixed Charge Coverage Ratio	1.75 to 1.0	0.00 to 1.0
Maximum Total Liabilities to Tangible Capital Base Ratio	2.90 to 1.0	3.80 to 1.0
Maximum Total Funded Debt to EBITDA (Leverage) Ratio	2.00 to 1.0	5.38 to 1.0

On July 12, 2005, we amended our Revolver and Term Loans agreements. The amendments:

- Modified certain financial covenants as follows:

	MAXIMUM TOTAL FUNDED DEBT TO EBITDA	MINIMUM FIXED CHARGE COVERAGE RATIO	MAXIMUM TOTAL LIABILITIES TO TANGIBLE CAPITAL BASE RATIO
Fiscal 2006 first quarter	2.8 to 1.0	0.7 to 1.0	4.0 to 1.0
Fiscal 2006 second quarter	2.2 to 1.0	0.9 to 1.0	4.0 to 1.0
Fiscal 2006 third quarter	1.875 to 1.0	0.9 to 1.0	3.75 to 1.0
Fiscal 2006 fourth quarter	1.875 to 1.0	1.1 to 1.0	3.5 to 1.0
Fiscal 2007 first quarter	1.875 to 1.0	1.25 to 1.0	3.25 to 1.0
Fiscal 2007 second quarter	1.875 to 1.0	1.5 to 1.0	3.0 to 1.0
Fiscal 2007 third quarter	1.875 to 1.0	1.5 to 1.0	2.75 to 1.0
Fiscal 2007 fourth quarter	1.875 to 1.0	1.75 to 1.0	2.5 to 1.0

- Modified the maximum capital expenditures covenant to limit expenditures to no more than $9.5 million annually.

The fees associated with these amendments totaled $0.1 million.

Industrial Revenue Bonds. At April 30, 2005 and 2004, our long-term debt also included tax-exempt industrial revenue bonds amounting to $6.0 million. The weighted-average interest rate on this debt was 1.5 percent at April 30, 2005 and 0.9 percent at April 30, 2004.

OFF-BALANCE SHEET ARRANGEMENTS

Our lease financing arrangements constitute our only off-balance sheet arrangements as defined in Item 303(4) of the SEC's Regulation S-K. We have agreements with a major financial services institution to provide lease financing to purchasers of our equipment. These leases typically have terms ranging from three to five years. At April 30, 2005, the amount of lease receivables financed under these agreements was $32.0 million and the amount that was subject to recourse provisions was approximately $12.8 million. The equipment sold collateralizes the lease receivables. In the event of default by the lessee, we have liability to the financial services institution under the recourse provisions to the extent the financial services institution repossesses the equipment and returns it to us. We then resell the equipment if possible, the proceeds of which are expected to cover a majority of our liability to the financial services institution. As of April 30, 2005, we have recorded a $0.8 million liability that reflects the undiscounted accrual of the expected losses under the recourse provisions.

CONTRACTUAL CASH OBLIGATIONS AND COMMITMENTS

At April 30, 2005, we had the following contractual cash obligations and commercial commitments (including restructuring related commitments):

	PAYMENTS DUE BY PERIOD				
In thousands	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS
Long-term debt obligations	$ 45,742	$ –	$39,742	$ –	$ 6,000
Lease obligations	67,695	7,899	13,271	10,872	35,653
Inventory purchase obligations	5,772	5,295	470	7	–
Pension funding	3,112	3,112	–	–	–
Total	$122,321	$16,306	$53,483	$10,879	$41,653

This table includes approximately $3.1 million of non-discretionary pension contributions expected in fiscal 2006 for the qualified pension plan. This amount of non-discretionary pension contribution assumes that current minimum funding requirements continue unchanged. We expect to make additional cash contributions subsequent to fiscal 2006; however, these amounts have been excluded from the table, since the timing of such contributions is based on plan assumptions that may materially differ from actual plan activities.

NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) and specifies the accounting for the allocation of fixed production overhead costs. SFAS No. 151 is effective for us beginning May 1, 2006. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. In April 2004, the SEC delayed the required adoption date for SFAS 123R, which is now effective for all fiscal years beginning after June 15, 2005 and we are adopting the pronouncement on May 1, 2006 using the modified prospective method. We are currently evaluating the impact of SFAS No. 123R on our consolidated financial position and results of operations. See Note 1 in the Notes to Consolidated Financial Statements included in this annual report on Form 10-K for information related to the pro forma effects on our reported net (loss) earnings and net (loss) earnings per share of applying the fair value-recognition provisions of the previous SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which primarily changes the requirements for the accounting for and reporting of a change in accounting principle for all voluntary changes or when an accounting pronouncement does not include specific transition provisions. SFAS No. 154 is effective for us May 1, 2006. In the event of an accounting principle change as described by SFAS No. 154, we will comply with SFAS No. 154 unless other specific transitional guidance is available in fiscal 2007 and thereafter.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks, including changes in currency exchange rates and interest rates.

Foreign Currency Exposures. Foreign currency exposures are identified and managed at the operating unit level. To manage some of these risks, the Company may use forward exchange contracts. These contracts are viewed as risk management tools and are not used for trading or speculative purposes. At April 30, 2005, the Company was not party to any forward exchange contracts.

Interest Rate Exposures. The Company is subject to market risk from exposure to changes in interest rates because it finances its operations through variable interest rate debt. At April 30, 2005, obligations under the Revolver bore interest at a floating rate, which was, at the Company's option, either a base rate or LIBOR, in each case plus an applicable margin. The base rate is Bank of America's base rate. The applicable margins under the Revolver are subject to adjustment based on the relationship between the Company's total funded debt to EBITDA, as defined in the Credit Facilities. At April 30, 2005, obligations under the Term Loans bore interest at a floating rate of 6 percent over the prime rate. The prime rate is JP MorganChase Bank's prime rate, except at no time will the prime rate be lower than 4.00 percent or higher than 7.25 percent. A change of one percentage point in the interest rate applicable to the Company's $39.7 million of variable-rate Credit Facilities debt at April 30, 2005 would result in a fluctuation of approximately $0.4 million in its annual interest expense.

At April 30, 2005, obligations under the outstanding $6.0 million of Variable Rate Demand Industrial Development Bonds have an interest rate that is adjusted weekly to maintain market value at par. A change of one percentage point in the interest rate applicable to the Company's $6.0 million of these bonds would result in a fluctuation of approximately $0.1 million in its annual interest expense.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GERBER SCIENTIFIC, INC.

We have audited the accompanying consolidated balance sheets of Gerber Scientific, Inc. and subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended April 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gerber Scientific, Inc. and subsidiaries as of April 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gerber Scientific's internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 12, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Hartford, Connecticut
July 12, 2005

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GERBER SCIENTIFIC, INC.

We have audited management's assessment, included in the accompanying Report of Management on Gerber Scientific's Internal Control Over Financial Reporting, that Gerber Scientific, Inc. maintained effective internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gerber Scientific's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Gerber Scientific, Inc. maintained effective internal control over financial reporting as of April 30, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Gerber Scientific, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gerber Scientific, Inc. and subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended April 30, 2005, and our report dated July 12, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Hartford, Connecticut
July 12, 2005

We, as members of management of Gerber Scientific, Inc. (the "Company"), are responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed the Company's internal control over financial reporting as of April 30, 2005, based on criteria for effective internal control over financial reporting established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that the Company maintained effective internal control over financial reporting as of April 30, 2005 based on the specified criteria.

KPMG LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements included in this report, audited management's assessment of the effectiveness of internal control over financial reporting and issued their report which is included herein.

GERBER SCIENTIFIC, INC.

July 12, 2005 By: 

Marc T. Giles
President and Chief Executive Officer

July 12, 2005 By: 

Jay Zager
Senior Vice President and Chief Financial Officer

Consolidated Statements of Operations

In thousands except per share data	FOR YEARS ENDED APRIL 30, 2005	2004	2003
Revenue:			
Product sales	**$458,055**	$460,466	$458,604
Service sales	**59,267**	56,350	53,765
	517,322	516,816	512,369
Costs and Expenses:			
Cost of products sold	**323,392**	319,468	318,873
Cost of services sold	**39,236**	35,255	29,202
Selling, general, and administrative	**127,249**	115,910	115,668
Research and development	**25,037**	25,207	25,756
Restructuring charges	**3,031**	2,482	1,664
Write-down of assets	–	–	175
	517,945	498,322	491,338
Operating (loss) income	**(623)**	18,494	21,031
Other expense, net	**(2,584)**	(4,206)	(1,412)
Interest expense	**(6,747)**	(12,085)	(8,190)
(Loss) earnings from continuing operations before income taxes	**(9,954)**	2,203	11,429
(Benefit) provision for income taxes	**(4,393)**	(3,331)	3,164
(Loss) earnings from continuing operations	**(5,561)**	5,534	8,265
Discontinued operations:			
Income from operations of disposed business, net of taxes of $92	–	–	172
Gain on sale of disposed business, net of taxes of $2,244	–	–	1,222
Net (loss) earnings	**$ (5,561)**	$ 5,534	$ 9,659
(Loss) Earnings Per Share of Common Stock:			
Basic			
(Loss) earnings from continuing operations	**$ (.25)**	$ .25	$ .38
Discontinued operations	–	–	.06
Net (loss) earnings	**$ (.25)**	$ .25	$ .44
Diluted			
(Loss) earnings from continuing operations	**$ (.25)**	$ .25	$ .37
Discontinued operations	–	–	.06
Net (loss) earnings	**$ (.25)**	$ .25	$ .43

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Balance Sheets

In thousands except share data	APRIL 30, 2005	2004
Assets:		
Current Assets:		
Cash and cash equivalents	**$ 6,148**	$ 6,371
Accounts receivable, net of allowance for doubtful accounts of $9,706 in fiscal 2005 and $7,812 in fiscal 2004	**89,800**	90,453
Inventories	**52,363**	49,696
Deferred income taxes	**7,559**	3,930
Prepaid expenses and other current assets	**6,292**	7,377
	162,162	157,827
Property, Plant, and Equipment	**122,444**	124,385
Less accumulated depreciation	**82,521**	81,811
	39,923	42,574
Intangible Assets:		
Goodwill	**52,315**	50,910
Prepaid pension cost	**1,692**	1,989
Patents and other intangible assets, net of accumulated amortization	**5,392**	6,111
	59,399	59,010
Deferred Income Taxes	**29,788**	19,738
Other Assets	**6,014**	7,737
	$297,286	$286,886
Liabilities and Shareholders' Equity:		
Current Liabilities:		
Short-term line of credit	**$ –**	$ 124
Current portion of long-term debt	**29,482**	12,509
Accounts payable	**47,023**	43,397
Accrued compensation and benefits	**16,438**	14,334
Other accrued liabilities	**21,651**	17,135
Deferred revenue	**15,467**	13,514
Income taxes payable	**2,822**	–
Advances on sales contracts	**674**	1,028
	133,557	102,041
Noncurrent Liabilities:		
Accrued pension benefit liability	**25,264**	15,264
Other liabilities	**6,399**	5,467
Long-term debt	**16,260**	46,512
	47,923	67,243
Commitments and Contingencies (Note 16):		
Shareholders' Equity:		
Preferred stock, $0.01 and no par value, respectively; authorized 10,000,000 shares; no shares issued	**–**	–
Common stock, $0.01 and $1.00 par value, respectively; authorized 100,000,000 and 65,000,000 shares, respectively; issued 22,983,654 and 22,935,638 shares, respectively	**230**	22,936
Paid-in capital	**66,045**	43,408
Retained earnings	**67,885**	73,446
Treasury stock, at cost (680,398 and 713,853 shares, respectively)	**(13,991)**	(14,679)
Unamortized value of restricted stock grants	**(130)**	(81)
Accumulated other comprehensive loss	**(4,233)**	(7,428)
	115,806	117,602
	$297,286	$286,886

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

In thousands except per share amounts	SHARES OF ISSUED COMMON STOCK	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	UNAMORTIZED VALUE OF RESTRICTED STOCK GRANTS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
April 30, 2002	22,879	$22,879	$44,090	$58,253	$(15,906)	$(411)	$(24,518)	$84,387
Net earnings	–	–	–	9,659	–	–	–	9,659
Foreign currency translation adjustment	–	–	–	–	–	–	14,429	14,429
Net adjustment for cash flow hedging, net of taxes of $465	–	–	–	–	–	–	(751)	(751)
Minimum pension liability, net of taxes of $8,477	–	–	–	–	–	–	(13,686)	(13,686)
Comprehensive income								9,651
Common stock issued for directors' fees	9	9	21	–	–	–	–	30
Treasury stock issued for directors' fees	–	–	(454)	–	583	–	–	129
Other common stock activity	11	11	26	–	–	–	–	37
Restricted stock grants and cancellations, net of amortization	9	9	20	–	–	200	–	229
April 30, 2003	22,908	22,908	43,703	67,912	(15,323)	(211)	(24,526)	94,463
Net earnings	–	–	–	5,534	–	–	–	5,534
Foreign currency translation adjustment	–	–	–	–	–	–	10,616	10,616
Net adjustment for cash flow hedging, net of taxes of $791	–	–	–	–	–	–	1,271	1,271
Minimum pension liability, net of taxes of $3,468	–	–	–	–	–	–	5,211	5,211
Comprehensive income	–							22,632
Treasury stock issued for directors' fees	–	–	(423)	–	644	–	–	221
Exercise of stock options	23	23	107	–	–	–	–	130
Other common stock activity	1	1	(6)	–	–	–	–	(5)
Restricted stock grants and cancellations, net of amortization	4	4	27	–	–	130	–	161
April 30, 2004	22,936	22,936	43,408	73,446	(14,679)	(81)	(7,428)	117,602
Net (loss)	–	–	–	(5,561)	–	–	–	(5,561)
Foreign currency translation adjustment	–	–	–	–	–	–	7,847	7,847
Net adjustment for cash flow hedging, net of taxes of $88	–	–	–	–	–	–	149	149
Minimum pension liability, net of taxes of $2,850	–	–	–	–	–	–	(4,801)	(4,801)
Comprehensive loss								(2,366)
Treasury stock issued for directors' fees	–	–	(450)	–	688	–	–	238
Exercise of stock options	47	37	121	–	–	–	–	158
Other common stock activity	(19)	(17)	68	–	–	–	–	51
Restricted stock grants and cancellations, net of amortization	20	13	159	–	–	(49)	–	123
Change in par value of common stock from $1.00 per share to $0.01 per share	–	(22,739)	22,739	–	–	–	–	–
April 30, 2005	**22,984**	**$230**	**$66,045**	**$67,885**	**$(13,991)**	**$(130)**	**$(4,233)**	**$115,806**

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

In thousands	FOR YEARS ENDED APRIL 30, 2005	2004	2003
Cash Provided by (Used for):			
Operating Activities:			
Net (loss) earnings	**$ (5,561)**	$ 5,534	$ 9,659
Adjustments to reconcile net (loss) earnings to cash provided by operating activities:			
Depreciation and amortization	**11,147**	11,648	12,694
Gain on sale of fixed assets	**(700)**	–	–
Gain on sale of disposed business, net of taxes	**–**	–	(1,222)
Restructuring and other charges	**3,031**	2,482	1,664
Write-down of assets	**–**	–	175
Deferred income taxes	**(10,917)**	(7,771)	1,216
Other non-cash items	**2,455**	2,966	2,477
Changes in operating accounts:			
Receivables	**5,061**	2,371	2,177
Inventories	**(1,018)**	4,119	10,817
Prepaid expenses	**1,903**	2,001	2,759
Accounts payable and accrued expenses	**12,434**	(4,085)	(440)
Provided by Operating Activities	**17,835**	19,265	41,976
Investing Activities:			
Additions to property, plant, and equipment	**(5,708)**	(3,407)	(3,369)
Proceeds from sale of assets	**838**	–	3,937
Proceeds from sale of disposed business	**–**	–	6,595
Proceeds from sale of promissory note	**–**	994	–
Intangible and other assets	**(472)**	(1,007)	(1,167)
(Used for) Provided by Investing Activities	**(5,342)**	(3,420)	5,996
Financing Activities:			
Borrowings under Term Loans	**–**	65,000	–
Repayments of borrowings under Term Loans	**(30,252)**	(24,488)	–
Net change in revolvers	**16,973**	(67,298)	(43,788)
Net short-term financing	**(126)**	127	(254)
Debt issue costs	**–**	(5,604)	(1,796)
Exercise of stock options	**158**	130	–
Other common stock activity	**81**	(5)	37
(Used for) Financing Activities	**(13,166)**	(32,138)	(45,801)
Effect of exchange rate changes on cash	**450**	1,967	2,306
(Decrease) Increase in Cash and Cash Equivalents	**(223)**	(14,326)	4,477
Cash and Cash Equivalents, Beginning of Year	**6,371**	20,697	16,220
Cash and Cash Equivalents, End of Year	**$ 6,148**	$ 6,371	$ 20,697

See accompanying summary of significant accounting policies and notes to consolidated financial statements.

Note 1. ACCOUNTING POLICIES

OPERATIONS

The Company is a leading provider of innovative products and services to the world's sign making and specialty graphics, apparel and flexible materials, and ophthalmic lens processing industries.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions are eliminated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, demand deposits, and short-term cash investments that are highly liquid in nature, are in high-quality financial instruments, and have original maturities of three months or less. Short-term cash investments are stated at cost plus accrued interest, which approximates market value.

ACCOUNTS RECEIVABLE

The Company sells products and services to customers in a variety of industries and geographic areas and does not have significant concentrations of credit risk. The Company continually monitors payments from its customers and maintains allowances for doubtful accounts for estimated losses resulting from the customers' inability to make required payments. When it evaluates the adequacy of its allowance for doubtful accounts, the Company considers various factors including accounts receivable agings, customer credit worthiness, and historical bad debts.

INVENTORIES

Inventories are generally stated at the lower of standard cost, which approximates first-in, first-out (FIFO), or market value. Standard cost approximates cost as variances are applied to inventory as appropriate. Inventory at the Company's Apparel and Flexible Materials foreign non-manufacturing companies is valued on a weighted-average basis.

PROPERTY, PLANT, EQUIPMENT, AND DEPRECIATION

Property, plant, and equipment are stated at cost. Major improvements and betterments to existing plant and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost and related accumulated depreciation of properties sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in Other Expense, Net.

Depreciation is provided generally on a straight-line basis over the assets' useful lives. Estimated useful lives are 45 years for buildings and 3 to 10 years for machinery, tools, and other equipment.

The Company capitalized certain external costs of enterprise resource planning ("ERP") software obtained and developed for internal use. The amount capitalized as of April 30, 2005 and 2004 was $16.0 million. Capitalized software costs are amortized over 5 to 10 years. Accumulated depreciation of capitalized software was $9.6 million and $7.9 million as of April 30, 2005 and 2004, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company ceased amortization of its goodwill, which is its only intangible asset with an indefinite useful life on May 1, 2001 upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets." The amount of goodwill impairment, if any, is measured annually on July 31 for our Ophthalmic Lens Processing segment, October 31 for our Sign Making and Specialty Graphics segment, and January 31 for the Company's Apparel and Flexible Materials segment, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by comparing its implied fair value with its carrying amount and writing down its carrying amount to its implied fair value. See Note 6.

Intangible assets that have finite useful lives, consisting primarily of patents, continue to be amortized on a straight-line basis over their useful lives. In addition, these assets continue to be reviewed for possible impairment whenever events or changes in circumstances indicate carrying value may not be recoverable. If the carrying amount of an intangible asset with a finite useful life exceeds the sum of its undiscounted future cash flows, the intangible asset's carrying value is written down to its fair value.

WARRANTY

A limited standard warranty is provided on the Company's products for periods ranging from 90 days to one year and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair and replace products under warranty. If actual return rates or repair and replacement costs, or both, differ significantly from management's estimates, adjustments to recognize additional expense may be required. Liabilities associated with extended warranties are recorded as deferred revenue and recognized as revenue using the straight-line basis over the extended warranty contract period.

REVENUE RECOGNITION

PRODUCT SALES

Product sales consist of equipment, aftermarket supplies, and software sales. The Company's equipment products provide end-to-end customer solutions to the sign making and specialty graphics, apparel and flexible materials, and ophthalmic lens processing industries in domestic and international markets. Aftermarket sales include spare parts and consumable materials needed by customers to maintain and use the Company's equipment. Software sales consist of software products and software licenses. The Company's software products are "off-the-shelf" and do not require modification or customization by the Company.

Revenue on product sales is recognized when it is realized or realizable and earned, which occurs when the following criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the price is fixed and determinable; and
- collectibility is reasonably assured

These conditions are generally met at the time of shipment, which is when title and the risks and rewards of ownership of the product transfer to the Company's customers. Software license revenue is recognized on a straight-line basis over the term of the agreement. Some of the Company's equipment is sold subject to customer acceptance provisions that include customer sign-off once equipment is properly installed. These customer acceptance provisions generally are not substantive in nature because the Company's equipment specifications are tested prior to shipment. Instances of equipment returns are infrequent and can be reasonably and reliably estimated.

SERVICE SALES

Service sales are derived primarily from separately priced maintenance and extended warranty contracts on the Company's equipment sales and software subscriptions. Revenue on these items is recognized on a straight-line basis over the contractual period.

SALES WITH MULTIPLE ELEMENTS

The Company's equipment is sometimes sold with other elements, such as installation and training, included in the overall purchase price. Each element has a separate price book amount. The installation and training elements are routine in nature and the average length of time between shipment of the equipment and completion of the installation and training ranges from one week to one month depending on the equipment type. Instances of equipment returns because the Company could not complete installation and training are infrequent and the contracts do not specify a refund amount if the equipment is not successfully installed.

In situations where there are multiple elements included in the overall purchase price, the Company recognizes revenue equal to the fair value of the equipment at the time of shipment, which is when the elements meet the following criteria as listed in EITF 00-21:

- *The equipment the Company sells has value on a stand-alone basis.* The Company's customers may resell equipment on a stand-alone basis and there is an observable market for the equipment. The Company also may sell the equipment without installation and training. In these cases, the overall purchase price is lower by an amount equal to the fair value of the installation and training.
- *There is objective and reliable evidence of the fair value of the installation and training elements.* The Company calculates the fair value of these elements based on the same, or similar, installation and training services provided to customers on a stand-alone basis.
- *There are no general rights of return relating to the equipment.* The Company has no obligation to accept the return of products sold other than for repair or replacement of defective products, which must be authorized in advance.

Revenue recognition of the fair value of the installation and training elements is deferred until the services are performed. If these three criteria are not met, equipment revenue is deferred until delivery of the other elements, at which time revenue for all elements is recognized.

RETURN POLICY

The Company has no obligation to accept the return of products sold other than for repair or replacement of defective products.

DISTRIBUTION

The Company's Apparel and Flexible Materials sales are primarily made through its domestic and international in-house direct distribution and service network. Independent agents and third party distributors are used in certain foreign countries. The Ophthalmic Lens Processing sales are primarily made directly through its in-house sales force and through independent agents in certain foreign countries. The Sign Making and Specialty Graphics segment's sales are made through both third party distributors and the Company's wholly-owned subsidiary, Spandex.

The Company's distributor sales are not contingent on resale by the distributor to the end-user customer and the Company has no obligation to repurchase unsold distributor inventory. The Company has no obligation to accept the return of products sold other than for repair or replacement of defective products, which must be authorized in advance.

DISCOUNTS

Sales discounts are negotiated with customers prior to billing and sales invoices are prepared net of negotiated sales discounts at the time of billing. These discounts are classified as a reduction in revenue.

REBATES

In the Sign Making and Specialty Graphics segment, the Company offers rebates entitling customers to receive refunds or reductions of the prior purchase prices. When rebates are offered, a liability is recorded based on estimated amounts of customer claims at the later of the date that the revenue was recognized or the incentive was offered. When recognized, the reduction in, or refund of, the selling price from a sales incentive is classified as a reduction of product sales.

SHIPPING AND HANDLING FEES AND COSTS

The Company includes shipping and handling fees billed to customers in product sales. Shipping and handling costs associated with inbound and outbound freight are included in cost of sales.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of foreign subsidiaries are translated to United States ("U.S.") dollars at year-end exchange rates and related revenue and expenses are translated at average exchange rates during the year. Translation adjustments and gains and losses on intercompany foreign currency balances of a long-term investment or capital distribution nature, as designated by management, are deferred and accumulated in a separate component of Shareholders' Equity. Gains and losses on foreign currency denominated balances that are designated and effective as economic hedges of a net investment in a foreign entity are also deferred and accumulated in a separate component of Shareholders' Equity. Transaction gains and losses are included in the Consolidated Statement of Operations.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITY

The Company uses forward exchange contracts to manage certain foreign currency risks. Derivative instruments are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk at the inception of the contract. Changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

All of the Company's derivative instruments are reported at fair value. The fair value of derivatives is accounted for in Other Accrued Liabilities. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in Other Comprehensive Income and reclassified to Cost of Product Sales in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in Other (Expense), Net.

EARNINGS PER SHARE

Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, "Earnings Per Share."

STOCK OPTION PLANS

As more fully described in Note 10, the Company has stock option plans authorizing grants to officers and employees. The Company applied APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options (intrinsic value method) through April 30, 2005. No stock-based compensation cost related to stock options has been reflected in net earnings (loss), as all options granted under these plans had an exercise price equal to the quoted market value of the underlying common stock on the date of the grant. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment," which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. In April 2004, the Securities and Exchange Commission delayed the required adoption date for SFAS No. 123R. SFAS 123R is now effective for all fiscal years beginning after June 15, 2005, and the Company will adopt SFAS No. 123R on May 1, 2006 using the modified prospective method. The Company is currently evaluating the impact of SFAS No. 123R on its consolidated financial position and results of operations.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Compensation costs for fixed awards are expensed straight line over the vesting period:

In thousands except per share amounts	**2005**	2004	2003
Net (loss) earnings, as reported	**$(5,561)**	$5,534	$9,659
Less: Total stock-based employee compensation expense determined under Black-Scholes option pricing model, net of tax	**(766)**	(1,120)	(2,621)
Pro forma net (loss) earnings	**$(6,327)**	$4,414	$7,038
Net (loss) earnings per share			
Basic, as reported	**$ (.25)**	$ .25	$ .44
Basic, pro forma	**(.28)**	.20	.32
Diluted, as reported	**$ (.25)**	$ .25	$ .43
Diluted, pro forma	**(.28)**	.20	.32

In accordance with SFAS No. 123, the fair value of each stock option grant has been estimated on the dates of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2005	2004	2003
Risk-free interest rate	**3.8%**	3.1%	4.1%
Expected life of option	**4.7 years**	4.7 years	4.7 years
Expected volatility	**74%**	74%	63%
Expected dividend yield	**–%**	–%	–%

Weighted-average fair values at date of grant for options granted during the fiscal years ended April 30, 2005, 2004, and 2003 were $4.06, $4.87, and $2.02, respectively.

USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the related disclosures. Actual results could differ from those estimates. Important estimates include those related to asset valuation allowances (including those related to accounts receivable, deferred income taxes, and long-lived assets), inventories, accrued liabilities, deferred revenue, and accrued pension benefit liability.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year amounts to conform to the presentation for the fiscal year ended April 30, 2005, including all warranty, installation, and training costs that were reclassified from Selling, General, and Administrative Expenses to Cost of Products Sold. All prior periods presented were reclassified to reflect these changes.

Note 2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include:

	APRIL 30,	
In thousands	**2005**	2004
Cash	**$5,815**	$5,265
Money market funds	**333**	1,106
	$6,148	$6,371

The Company's short-term cash investments are in high-quality financial instruments. Because of the relatively short maturity, cost at April 30, 2005 and 2004 was a reasonable estimate of fair value.

Note 3. ACCOUNTS RECEIVABLE

The Company sells products and services to customers in a variety of industries and geographic areas and does not have significant concentrations of credit risk. The Company evaluates customer creditworthiness prior to extending credit and, in some instances, requires bank letters of credit to support customer obligations.

A rollforward of the allowance for doubtful accounts for the three years ended April 30, 2005 is as follows (in thousands):

Balance at April 30, 2002	$7,229
Provision charged to expense	2,550
Doubtful accounts written off	(2,502)
Balance at April 30, 2003	7,277
Provision charged to expense	3,391
Doubtful accounts written off	(2,856)
Balance at April 30, 2004	7,812
Provision charged to expense	3,764
Doubtful accounts written off	(1,870)
Balance at April 30, 2005	**$9,706**

Note 4. INVENTORIES

Inventories include:

	APRIL 30,	
In thousands	**2005**	2004
Raw materials and purchased parts	**$39,800**	$37,460
Work in process	**1,326**	1,096
Finished goods	**11,237**	11,140
	$52,363	$49,696

Note 5. PROPERTY, PLANT, AND EQUIPMENT

The components of property, plant, and equipment were:

	APRIL 30,	
In thousands	**2005**	2004
Land	**$ 1,194**	$ 1,139
Buildings	**29,804**	28,627
Machinery, tools, and equipment	**91,340**	94,107
Construction in progress	**106**	512
	$122,444	$124,385

Note 6. GOODWILL AND OTHER INTANGIBLE ASSETS

During the fiscal years ended April 30, 2005, 2004, and 2003, the Company did not recognize any goodwill impairments in accordance with SFAS No. 142.

Goodwill and intangible assets include (in thousands):

	AS OF APRIL 30, 2005			AS OF APRIL 30, 2004		
	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET INTANGIBLE ASSETS	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET INTANGIBLE ASSETS
Amortized intangible assets:						
Patents	**$ 8,010**	**$3,095**	**$ 4,915**	$ 9,042	$3,460	$ 5,582
Other	**703**	**226**	**477**	691	162	529
	8,713	**3,321**	**5,392**	9,733	3,622	6,111
Unamortized intangible assets:						
Goodwill	**52,315**	**–**	**52,315**	50,910	–	50,910
Prepaid pension cost	**1,692**	**–**	**1,692**	1,989	–	1,989
	54,007	**–**	**54,007**	52,899	–	52,899
	$62,720	**$3,321**	**$59,399**	$62,632	$3,622	$59,010

Intangible asset amortization expense was $0.5 million for the fiscal year ended April 30, 2005 and is estimated to be approximately $0.4 million annually for fiscal years ending April 30, 2006 through 2010. Intangible asset amortization expense for the fiscal years ended April 30, 2004 and 2003 was $0.9 million and $1.1 million, respectively.

Changes in the carrying amount of goodwill for the fiscal years ended April 30, 2005 and 2004 were (in thousands):

	SIGN MAKING & SPECIALTY GRAPHICS	APPAREL & FLEXIBLE MATERIALS	OPHTHALMIC LENS PROCESSING	TOTAL
Balance as of April 30, 2003	$19,276	$12,640	$16,996	$48,912
Effects of currency translation	1,935	63	–	1,998
Balance as of April 30, 2004	21,211	12,703	16,996	50,910
Effects of currency translation	1,372	33	–	1,405
Balance as of April 30, 2005	**$22,583**	**$12,736**	**$16,996**	**$52,315**

Note 7. INCOME TAXES

Components of the provision (benefit) for income taxes attributable to continuing operations were:

	FISCAL YEAR		
In thousands	**2005**	2004	2003
Currently payable:			
Federal	**$ –**	$ 310	$ 116
State and local	**705**	709	589
Foreign	**3,810**	3,520	2,306
	4,515	4,539	3,011
Deferred	**(8,908)**	(7,870)	153
	$(4,393)	$(3,331)	$3,164

Net income tax payments totaled $3.1 million, $1.9 million, and $0.2 million in the fiscal years ended April 30, 2005, 2004, and 2003, respectively. Reconciliations of the statutory U.S. Federal income tax rate to the effective income tax rate for each year were as follows:

	2005	2004	2003
Statutory U.S. federal income tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of U.S. federal tax benefit	**0.1**	32.9	6.0
Foreign tax rate differences	**(9.4)**	(67.3)	(8.1)
Export tax incentives	**14.0**	(43.5)	(5.7)
Research and development tax credits	**3.7**	(18.2)	(2.9)
Adjustment of prior years' taxes	**1.2**	(94.9)	1.7
Other, net	**(0.5)**	4.8	1.7
Effective income tax rate	**44.1%**	(151.2)%	27.7%

As of April 30, 2005 and 2004, the Company had valuation allowances of $18.8 million and $14.4 million, respectively, to reduce its deferred tax assets to the amount that will more likely than not be realized. The net changes in the valuation allowance for the fiscal years ended April 30, 2005, 2004, and 2003 relate to certain state and foreign tax carryforwards that are not likely to be realized and have been included in the effective tax rate reconciliation in state income taxes and foreign tax rate differential. During the fiscal year ended April 30, 2005 the Company identified and recorded certain foreign tax carryforwards and determined these carryforwards are not likely to be realized. The recognition of these carryforwards and the associated increase in valuation allowance have also been included in the effective tax rate in foreign tax rate differential. The Company expects future operations will generate sufficient earnings to realize its net deferred tax assets. Deferred tax assets and liabilities as of April 30, 2005 and 2004 were:

	2005		2004	
In thousands	DEFERRED TAX ASSETS	DEFERRED TAX LIABILITIES	DEFERRED TAX ASSETS	DEFERRED TAX LIABILITIES
Depreciation	**$ 2,300**	**$ –**	$ 1,000	$ –
Patents	**–**	**1,800**	–	2,100
Employee benefit plans	**11,000**	**–**	6,900	600
Asset valuations	**17,400**	**2,000**	14,700	2,000
Provisions for estimated expenses	**4,300**	**3,400**	2,400	4,000
Foreign exchange gains and losses	**–**	**–**	–	400
Tax loss carryforwards	**27,900**	**–**	22,100	–
Other	**600**	**200**	300	200
	63,500	**7,400**	47,400	9,300
Valuation allowance	**(18,800)**	**–**	(14,400)	–
	$44,700	**$7,400**	$33,000	$9,300

Consolidated (loss) earnings before income taxes included foreign pre-tax (loss) earnings of $(5.2) million, $5.3 million, and $1.3 million for fiscal years ended April 30, 2005, 2004, and 2003, respectively. At April 30, 2005, unremitted earnings of foreign subsidiaries were approximately $54.0 million. United States income taxes have not been provided on those unremitted earnings because they are considered indefinitely reinvested in those operations. On October 22, 2004, the American Job Creation Act (the "AJCA") was signed into law. The AJCA includes a deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the AJCA. The Company has evaluated the effects of the repatriation provision and, at this time, does not plan to repatriate its unremitted foreign earnings. For income tax reporting purposes, the Company has net operating loss and credit carryforwards in various United States and foreign jurisdictions of approximately $184.0 million and $16.0 million, respectively, at April 30, 2005. These have various expiration dates beginning in the fiscal year ending April 30, 2006.

Note 8. SHORT-TERM LINES OF CREDIT

The Company had short-term bank lines of credit with several banks of approximately $5.0 million at April 30, 2005 based on year-end foreign exchange rates. At April 30, 2005, no balance was outstanding under these credit lines. As of April 30, 2004, there was $0.1 million outstanding under one of these credit lines.

Note 9. LONG-TERM DEBT

Long-term debt includes:

	APRIL 30,	
In thousands	**2005**	2004
Revolvers	**$29,482**	$12,509
Term Loans	**10,260**	40,512
Industrial revenue bonds	**6,000**	6,000
Subtotal	**45,742**	59,021
Less: current maturities	**(29,482)**	(12,509)
Long-term debt	**$16,260**	$46,512

The variable interest rate feature of the Company's long-term debt allows its repricing at current market interest rates and the carrying amount at April 30, 2005 approximates its fair value.

Cash paid for interest totaled $6.3 million, $8.7 million, and $7.6 million in the fiscal years ended April 30, 2005, 2004, and 2003, respectively.

SENIOR CREDIT FACILITY

On May 9, 2003, the Company entered into a four-year $110.0 million senior credit facility arranged by Fleet Securities, Inc. The senior credit facility was amended through July 9, 2004 at April 30, 2005. The financing consisted of a $45.0 million asset-based, multi-currency revolving credit facility (the "Revolver") led by Fleet Capital Corporation, and two term loan facilities, each in the amount of $32.5 million (the "Term A Loan" and "Term B Loan" and collectively, the "Term Loans") (the Revolver and Term Loans being collectively referred to as the "Credit Facilities") led by Ableco Finance LLC, a fund affiliated with Cerberus Capital Management, L.P. Financing costs incurred are being amortized on a straight-line basis over the life of the Credit Facilities.

The lenders under the Credit Facilities have been granted security interests in selected assets of the Company and its subsidiaries including certain real estate and leasehold interests in the United States and elsewhere; inventory and accounts receivable in the United States, Canada, United Kingdom, Germany, and the Netherlands; intangible assets; intellectual property; and other assets. Borrowings under these arrangements are also secured by the capital stock of the Company's subsidiaries.

REVOLVER

Borrowings under the Revolver are subject to a borrowing base formula based upon eligible accounts receivable and inventories. Obligations under the Revolver bear interest at a floating rate, which is, at the Company's option, either a base rate or LIBOR, in each case plus an applicable margin. The base rate is Bank of America's base rate. The initial applicable margin for borrowings under the Revolver was 1.25 percent over the base rate and 2.75 percent over LIBOR. After October 31, 2003, the applicable margins under the Revolver were subject to adjustment based on the relationship between the Company's total funded debt to EBITDA, as defined in the Credit Facilities. The weighted average interest rate of the Revolver, inclusive of deferred debt issuance costs amortized, was 8.5 percent and 11.5 percent in the fiscal years ended April 30, 2005 and 2004, respectively. At April 30, 2005, the Company had $7.6 million of unused Revolver line of credit.

Under the Revolver, the Company is required to pay a commitment fee on the difference between the total committed amount of the facility and the amount borrowed by the Company. The initial commitment fee was 0.50 percent per year. The commitment fee is subject to adjustment based on the relationship of the Company's total funded debt to EBITDA.

Under the Revolver, there are no required principal payments prior to maturity, although the amount of the revolving credit commitment is subject to reduction. Commitment reductions or termination, at the Company's option, under the Revolver are permitted at any time without fee.

The Company is required, as of the end of each fiscal quarter, to meet financial tests or maintain financial ratios specified in the Revolver agreement, including minimum fixed charge coverage ratios and maximum ratios of total liabilities to tangible capital base. The agreement also contains operating covenants that impose limitations on capital expenditures, additional indebtedness and liens, contingent liabilities, asset sales and dividends, investments and hedging activities, transactions with affiliates and legal entity changes. The Company obtained a waiver for its April 30, 2005 financial covenants.

The Revolver agreement requires the Company to maintain a lock-box arrangement with Bank of America whereby amounts received into the lock-boxes are applied to reduce the Revolver debt outstanding. The Revolver agreement also contains certain subjective acceleration clauses in the event of a material adverse event. EITF No. 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements That Include both a Subjective Acceleration Clause and a Lock-Box Arrangement" requires the Company to classify outstanding borrowings under the Revolver as short-term obligations because of the existence of both a lock-box arrangement and subjective acceleration clauses.

TERM LOANS

Obligations under the Term Loans bear interest at a floating rate of 6 percent over prime rate. The prime rate is JP MorganChase Bank's prime rate, except at no time will the prime rate be lower than 4.00 percent or higher than 7.25 percent. In addition, an annual fee amounting to 1.00 percent of the average monthly balance of the Term Loans is required to be paid on each anniversary of the loan closing date. The anniversary fee is subject to reductions when certain EBITDA levels are achieved. The weighted average interest rate of the Term Loans, inclusive of deferred debt issuance costs amortized, was 17.9 percent and 17.3 percent during the fiscal years ended April 30, 2005 and 2004, respectively.

The Company is required, as of the end of each fiscal quarter, to meet financial tests or maintain financial ratios specified in the Term Loans agreement, including ratios of Maximum Total Funded Debt to EBITDA (as defined in the Term Loans agreement) and minimum fixed charge coverage ratios. The agreement also includes operating covenants that impose limitations on capital expenditures, additional indebtedness and liens, contingent liabilities, asset sales, dividends, issuance of capital stock, investments and hedging activities, and transactions with affiliates. The Company obtained a waiver for its April 30, 2005 financial covenants. The fees associated with this waiver totaled $0.3 million.

Voluntary prepayments of principal in full under the Term Loans are permitted at any time, subject to a prepayment premium, as long as the Company maintains minimum liquidity levels as defined in the Revolver agreement and is in compliance with its financial covenants. The premium is subject to reduction over the life of the Term Loans and was initially 1.375 percent of the principal balance and at April 30, 2005 and 2004. At July 9, 2005, the premium decreased to 0.75 percent and decreases to 0.50 percent at July 9, 2006. Subject to certain exceptions, mandatory principal prepayments under the Term Loans are required with cash proceeds of debt issuances, asset sales, casualty events, and excess cash flow.

CREDIT FACILITY AMENDMENTS EFFECTIVE ON JULY 12, 2005

On July 12, 2005, we amended our Revolver and Term Loans agreements. The amendments:

- Modified certain financial covenants as follows:

	MAXIMUM TOTAL FUNDED DEBT TO EBITDA	MINIMUM FIXED CHARGE COVERAGE RATIO	MAXIMUM TOTAL LIABILITIES TO TANGIBLE CAPITAL BASE RATIO
Fiscal 2006 first quarter	2.8 to 1.0	0.7 to 1.0	4.0 to 1.0
Fiscal 2006 second quarter	2.2 to 1.0	0.9 to 1.0	4.0 to 1.0
Fiscal 2006 third quarter	1.875 to 1.0	0.9 to 1.0	3.75 to 1.0
Fiscal 2006 fourth quarter	1.875 to 1.0	1.1 to 1.0	3.5 to 1.0
Fiscal 2007 first quarter	1.875 to 1.0	1.25 to 1.0	3.25 to 1.0
Fiscal 2007 second quarter	1.875 to 1.0	1.5 to 1.0	3.0 to 1.0
Fiscal 2007 third quarter	1.875 to 1.0	1.5 to 1.0	2.75 to 1.0
Fiscal 2007 fourth quarter and thereafter	1.875 to 1.0	1.75 to 1.0	2.5 to 1.0

- Modified the maximum capital expenditures covenant to limit expenditures to no more than $9.5 million annually;

The fees associated with these amendments totaled $0.1 million.

INDUSTRIAL REVENUE BONDS

The Company has outstanding $6.0 million of Variable Rate Demand Industrial Development Bonds ("VRDBs"). The interest rate is adjusted weekly to maintain market value at par. During the fiscal years ended April 30, 2005 and 2004, the average interest rate was 1.5 percent and 0.9 percent, respectively, and at April 30, 2005, the interest rate was 2.9 percent. The VRDBs are collateralized by certain property, plant, and equipment and are payable in 2014.

The demand feature of the VRDBs is supported by a letter of credit from a major United States commercial bank. The letter of credit, which expires in October 2005, carries a fee of 2.25 percent of the face amount. Advances under the letter of credit would be repayable over the remaining letter of credit term at the bank's prime interest rate plus 2.0 percent. The bank providing the letter of credit has a mortgage and security interest in the project property. Covenants in the Industrial Revenue Bond agreement were conformed to those in the multi-currency revolving credit facility described below.

MULTI-CURRENCY REVOLVING CREDIT FACILITY

Between May 1998 and May 2003, the Company utilized a five-year multi-currency revolving credit facility from a group of major United States and international commercial banks. The purpose of the facility was to finance the acquisition of the capital stock of Spandex and the refinancing of its debt, and for other general corporate purposes. The interest rate on borrowings under this facility was variable and was based on either LIBOR or prime plus an applicable margin. This margin was based on the relationship of the Company's consolidated total debt to EBITDA, defined as earnings before interest, taxes, depreciation, and amortization (leverage ratio). Borrowings under the credit facility were secured by the accounts receivable and inventories of the Company and its domestic subsidiaries, and the capital stock of certain of the Company's foreign subsidiaries. The Company was also required to maintain certain financial covenants, set forth in the agreement memorializing the terms of the credit facility, that required the Company to maintain certain levels of net worth, certain leverage ratios, a minimum fixed charge coverage amount, a minimum revenue amount, and capital expenditures limits. The agreement also had various covenants that limited the Company's ability to pay dividends and make investments and provisions that limited subsidiary indebtedness. The weighted-average interest rate of the borrowings under this facility during the fiscal year ended April 30, 2003 was 7.4 percent.

In May 2003, this facility was fully repaid using the proceeds from the Senior Credit Facility.

Note 10. PREFERRED STOCK, COMMON STOCK, RESTRICTED STOCK, STOCK OPTION PLANS, INCENTIVE BONUS PLANS, AND ACCUMULATED OTHER COMPREHENSIVE LOSS

PREFERRED STOCK

The Company's Certificate of Incorporation authorizes 10.0 million shares of preferred stock, issuable in one or more series. During the fiscal year ended April 30, 2005, the shareholders of the Company approved a charter amendment to change the par value of the no par value preferred stock to par value of $0.01 per share. The Board of Directors is authorized to fix and determine the terms, limitations, and relative rights and preferences of the preferred stock, including voting rights, if any, and the amount of liquidation preference over the common stock, and to establish series of preferred stock and fix and determine the various terms among the series. As of April 30, 2005, no preferred stock had been issued.

COMMON STOCK

During the fiscal year ended April 30, 2005, the shareholders of the Company approved a charter amendment to increase the number of authorized shares for common stock from 65.0 million to 100.0 million shares and to reduce the par value from $1.00 to $0.01 per share. Pursuant to a November 1998 Board of Directors' resolution, the Company was authorized to purchase up to 3.0 million shares of its outstanding common stock over an indeterminate period of time as, in the opinion of management, market conditions warrant. Under this authorization, the Company purchased 1.0 million shares in fiscal 2000. The reacquired shares have been retired and under Connecticut law constitute authorized but unissued shares. As of April 30, 2005, the Company could purchase up to an additional 2.0 million shares under the November 1998 Board of Directors' resolution.

The Company's Non-Employee Director's Stock Grant Plan provides an annual grant of the Company's common stock to non-employee members of the Board of Directors equal to $25,000 per year, which was increased from $15,000 per year effective January 1, 2003. The grants under this plan have been issued from reacquired shares.

RESTRICTED STOCK

The Company's 2003 Employee Stock Option Plan (the "2003 Plan") permits restricted stock awards. The Company's 1992 Employee Stock Plan (the "1992 Plan"), as amended, which expired on August 19, 2002, also permitted restricted stock awards. The majority of outstanding restricted stock grants under the 1992 Plan vest one-third each year for the three-year period following the date of grant. The majority of outstanding restricted stock grants under the 2003 Plan vest one-fourth each year for the four-year period following the date of grant. During the restriction period, restricted stock awards entitle the holder to all rights of a holder of common shares, including dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Under the 2003 Plan, the Company may grant restricted stock awards for a maximum of 0.5 million shares of common stock. The amount of compensation expense recognized for restricted stock awards, net of cancellations, was $0.1 million, $0.2 million, and $0.2 million in the fiscal years ended April 30, 2005, 2004, and 2003, respectively. Restricted stock award activity was as follows:

	2005	2004	2003
Restricted stock awarded (shares)	**20,500**	4,366	8,719
Weighted-average fair value on date of grant	**$ 6.98**	$ 7.10	$ 3.50

STOCK OPTION PLANS

2003 EMPLOYEE STOCK OPTION PLAN. The 2003 Plan provides for the grant of incentive stock options and non-qualified options to key employees for a ten-year term, exercisable at the common stock market price on the date of grant. Options vest in accordance with the terms of an employee's grant agreement, generally over three years. A total of 0.9 million shares of common stock are authorized under this plan for issuance pursuant to options, restricted stock grants (up to 0.5 million shares), and bonus awards of common stock.

1992 EMPLOYEE STOCK PLAN. The 1992 Plan, which expired on August 19, 2002, provided for the grant of incentive stock options and non-qualified options to officers and key employees for a ten-year term, exercisable at the common stock market price on the date of grant. Vested outstanding options under this plan remain exercisable and unvested options under this plan continue to vest in accordance with the terms of the 1992 Plan.

1992 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. The 1992 Non-Employee Director Stock Option Plan (the "1992 Director Plan"), which expired on August 19, 2002, provided for non-qualified stock option grants to eligible members of the Board of Directors who were not also employees of the Company. Options were granted with a ten-year term at the market price of the common stock on the date of grant and were immediately exercisable. Vested outstanding options under this plan remain exercisable.

A summary of stock option activity under the stock option plans for the three fiscal years ended April 30, 2005, 2004, and 2003 is set forth below:

	2005		2004		2003	
	OPTIONS	**WEIGHTED-AVERAGE EXERCISE PRICE**	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Outstanding - beginning of year	**3,289,155**	**$12.34**	3,915,692	$12.63	3,713,193	$14.58
Granted	**427,500**	**6.61**	10,000	7.98	735,500	3.78
Exercised	**(47,148)**	**3.35**	(22,771)	4.98	–	–
Forfeited	**(190,361)**	**12.16**	(613,766)	14.37	(533,001)	14.00
Outstanding - end of year	**3,479,146**	**11.77**	3,289,155	12.34	3,915,692	12.63
Exercisable at end of year	**2,913,310**	**12.94**	2,729,427	13.79	2,620,254	15.62
Reserved for future grants	**442,000**		890,000		–	

Exercise prices for options outstanding as of April 30, 2005 ranged from $3.35 to $28.25. The weighted-average remaining contractual life of options outstanding at April 30, 2005 is 4.6 years. In the event of a "change in control," as defined in the 2003 and 1992 Plans, all outstanding stock options granted under the 2003 and 1992 Plans become immediately exercisable.

The following is a summary of outstanding options under all plans at April 30, 2005:

	OUTSTANDING OPTIONS			EXERCISABLE OPTIONS	
EXERCISE PRICE RANGE	NUMBER	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED-AVERAGE EXERCISE PRICE
$ 3.35 - $ 5.03	518,187	6.4 years	$ 3.39	364,517	$ 3.40
$ 5.04 - $ 7.54	795,201	7.2 years	6.84	389,701	7.08
$ 7.55 - $11.31	494,500	5.9 years	9.30	487,834	9.32
$11.32 - $16.96	1,046,852	2.4 years	14.71	1,046,852	14.71
$16.97 - $25.44	579,466	2.5 years	21.60	579,466	21.60
$25.45 - $28.25	44,940	1.7 years	27.51	44,940	27.51
	3,479,146	4.6 years	$11.77	2,913,310	$12.94

INCENTIVE BONUS PLANS

The Management Development and Compensation Committee of the Board of Directors (the "MDCC") approved the Gerber Scientific, Inc. 2005-2006 Executive Annual Incentive Bonus Plan, the Gerber Scientific, Inc. 2000-2004 Executive Annual Incentive Bonus Plan, and cash profit incentive bonus plans for each of the fiscal years ended April 30, 2005, 2004, and 2003. The bonus plans cover the Company's executive officers and other officers designated by the MDCC and the cash profit incentive plans cover substantially all employees. All of the plans provide for annual cash incentives upon the achievement of performance goals, which are specified in the plans, for the Company's operating subsidiaries and the consolidated group. No amount was expensed under these plans for the fiscal years ended April 30, 2005 or 2004. The amounts charged to expense under these plans for the fiscal year ended April 30, 2003 totaled $9.2 million.

ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table summarizes the components of accumulated other comprehensive loss, net of taxes:

	YEAR ENDED APRIL 30,	
In thousands	**2005**	2004
Cumulative translation component	**$ 9,861**	$ 2,014
Unrealized losses on forward contracts, net of taxes	**–**	(149)
Minimum pension liability, net of taxes	**(14,094)**	(9,293)
	$ (4,233)	$(7,428)

Note 11. EMPLOYEE BENEFIT PLANS

PENSION PLANS

The Company has a noncontributory qualified defined benefit pension plan, the Gerber Scientific, Inc. and Participating Subsidiaries Pension Plan (the "Qualified Pension Plan"), covering substantially all employees in the United States. Qualified Pension Plan benefits accrued prior to May 1, 2004 were based on an employee's months of service and average annual compensation during the employee's five consecutive highest-paid years in the last ten calendar years of service (before April 30, 2004). Effective May 1, 2004, Qualified Pension Plan benefits are based on an employee's months of service and average annual compensation during the employee's ten consecutive highest-paid years in the last ten calendar years of service, but no less than the benefit accrued at April 30, 2004. Employees hired on or after May 1, 2004 are not eligible to participate in the plan. Compensation for this purpose includes salary and other compensation paid by the Company and reportable on Form W-2 and certain pre-tax elective contributions, but excludes fringe benefits (cash and non-cash), including compensation related to stock option plans and certain other benefits and payments.

The Company's general policy is to fund the Qualified Pension Plan's normal cost plus amounts required to amortize actuarial gains and losses and prior service costs over periods ranging from 5 to 30 years. Cash contributions to this plan totaled $1.6 million in the fiscal year ended April 30, 2005. The Company did not make any cash contributions to the Qualified Pension Plan in the fiscal years ended April 30, 2004 or 2003.

The Company also maintains a non-qualified supplemental pension plan (the "Non-Qualified Pension Plan") for employees in the United States. This plan provides for pension benefits earned under the Company's primary pension plan benefit formula, payment of which is limited by income tax regulations. Benefits funding is provided through a trust. The trust is irrevocable and its assets can be used only to pay benefits, with certain exceptions. The trust assets were invested in mutual funds whose portfolios consisted primarily of common stocks, fixed income securities, and money market instruments. Employees hired on or after May 1, 2004 are not eligible to participate in the plan.

Effective May 1, 2004, both the Qualified Pension Plan and Non-Qualified Pension Plan were amended to reflect a new method for calculating final average earnings and a new early retirement table for those who qualify for early retirement. These changes resulted in a reduction of $5.1 million in the projected benefit obligation for the Qualified Pension Plan and a reduction of $0.5 million in the projected benefit obligation for the Non-Qualified Pension Plan. The plan amendment had no impact on the accumulated benefit obligation, as accrued benefits as of April 30, 2004 are protected for plan participants.

Pension arrangements for employees of foreign subsidiaries are provided generally through currently funded defined contribution plans and local insurance contracts.

The Company uses an April 30 measurement date for its plans.

The following table summarizes the obligations and funded status of the pension plans and the related amounts recognized in the Consolidated Balance Sheets at April 30, 2005 and 2004:

	QUALIFIED PENSION PLAN		NON-QUALIFIED PENSION PLAN	
In thousands	**2005**	2004	**2005**	2004
Change in benefit obligation:				
Benefit obligation at beginning of fiscal year	**$ 87,466**	$87,207	**$8,184**	$7,602
Service cost	**2,615**	3,293	**160**	194
Interest cost	**5,348**	5,306	**493**	513
Plan amendments	**–**	(5,122)	**–**	(528)
Actuarial loss (gain)	**10,615**	165	**(623)**	918
Benefits paid	**(3,593)**	(3,383)	**(546)**	(515)
Benefit obligation at end of fiscal year	**102,451**	87,466	**7,668**	8,184
Change in plan assets:				
Fair value of plan assets at beginning of fiscal year	**64,556**	52,854	**5,525**	4,989
Actual return on plan assets	**3,237**	15,085	**452**	1,051
Employer contributions	**1,592**	–	**–**	–
Benefits paid	**(3,593)**	(3,383)	**(546)**	(515)
Fair value of plan assets at end of fiscal year	**65,792**	64,556	**5,431**	5,525
Funded status	**(36,659)**	(22,910)	**(2,237)**	(2,659)
Unrecognized net actuarial loss	**33,745**	21,972	**2,392**	3,189
Unrecognized prior service cost (benefit)	**1,692**	1,989	**(44)**	(47)
Net amount recognized	**$ (1,222)**	$ 1,051	**$ 111**	$ 483

Amounts recognized in the balance sheet at April 30, 2005 and 2004 consisted of:

	QUALIFIED PENSION PLAN		NON-QUALIFIED PENSION PLAN	
In thousands	**2005**	2004	**2005**	2004
Intangible assets	**$ 1,692**	$ 1,989	**$ –**	$ –
Accrued benefit liability	**(23,841)**	(13,397)	**(1,423)**	(1,867)
Accumulated other comprehensive income	**20,927**	12,459	**1,534**	2,350
Net amount recognized	**$ (1,222)**	$ 1,051	**$ 111**	$ 483

Information at April 30 for the plans, both having an accumulated benefit obligation in excess of plan assets:

	QUALIFIED PENSION PLAN		NON-QUALIFIED PENSION PLAN	
In thousands	**2005**	2004	**2005**	2004
Projected benefit obligation	**$102,451**	$87,466	**$7,668**	$8,184
Accumulated benefit obligation	**89,633**	77,953	**6,854**	7,393
Fair value of plan assets	**65,792**	64,556	**5,431**	5,525

Components of Net Periodic Benefit Cost for the fiscal years ended April 30:

	QUALIFIED PENSION PLAN			NON-QUALIFIED PENSION PLAN		
In thousands	**2005**	2004	2003	**2005**	2004	2003
Service cost	**$2,615**	$3,293	$2,731	**$ 160**	$ 194	$ 85
Interest cost	**5,348**	5,306	5,020	**493**	512	484
Expected return on plan assets	**(5,326)**	(4,636)	(5,726)	**(445)**	(407)	(559)
Amortization of prior service cost	**296**	781	1,023	**(3)**	110	239
Amortization of transition obligation	**–**	–	74	**–**	–	–
Amortization of net loss	**931**	1,520	–	**167**	214	36
Net periodic benefit cost	**$3,864**	$6,264	$3,122	**$ 372**	$ 623	$ 285

ADDITIONAL INFORMATION:

	QUALIFIED PENSION PLAN		NON-QUALIFIED PENSION PLAN	
In thousands	**2005**	2004	**2005**	2004
Increase (decrease) in minimum liability included in other comprehensive income, before taxes	**$8,468**	$(8,190)	**$(816)**	$(489)

ASSUMPTIONS:

Weighted-average assumptions used to determine benefit obligations at April 30:

	QUALIFIED PENSION PLAN		NON-QUALIFIED PENSION PLAN	
In thousands	**2005**	2004	**2005**	2004
Discount rate	**5.50%**	6.25%	**5.50%**	6.25%
Rate of compensation increase	**4.00%**	4.00%	**4.00%**	4.00%

Weighted-average assumptions used to determine net periodic benefit cost for fiscal years ended April 30:

	QUALIFIED PENSION PLAN			NON-QUALIFIED PENSION PLAN		
In thousands	**2005**	2004	2003	**2005**	2004	2003
Discount rate	**6.25%**	6.25%	7.25%	**6.25%**	6.25%	7.25%
Expected long-term return on plan assets	**8.50%**	8.50%	9.00%	**8.50%**	8.50%	9.00%
Rate of compensation increase	**4.00%**	4.00%	4.00%	**4.00%**	4.00%	4.00%

The expected return on assets assumption is developed considering several factors. Such factors include current and expected target asset allocation, the Company's historical experience of returns by asset class type, a risk premium, an inflation estimate (weighted towards future expectations), expectations for real returns, and adjustments for anticipated or historical economic changes using a long-term investment horizon. The effects of asset diversification and periodic fund rebalancing are also considered. The Company and its actuaries analyze the foregoing factors, as well as the advice of the Company's investment managers, to develop the return on assets assumption.

PLAN ASSETS:

The Company's weighted-average asset allocations at April 30, by asset category, are as follows:

	QUALIFIED PENSION PLAN ASSETS		NON-QUALIFIED PENSION PLAN ASSETS	
In thousands	**2005**	2004	**2005**	2004
Equity securities/mutual funds	**71%**	70%	**57%**	–%
Debt securities	**27**	29	**24**	–
Other (money market funds)	**2**	1	**19**	100
	100%	100%	**100%**	100%

The overall strategy of the Plans is to have diverse portfolios that reasonably span established risk and return levels, preserve liquidity, and achieve the rate of return specified in the actuarial valuation. The strategy allows for a moderate risk approach in order to achieve greater long-term asset growth. The Plans' asset allocations are designed to quantify the impact of diversification among various asset classes. Current target allocation percentages are 70 percent invested in equities and 30 percent invested in fixed income assets for the Qualified Pension Plan. The Non-Qualified Pension Plan does not target allocation percentages, but instead selects a fund that meets certain risk and return levels. At April 30, 2004, the Company was in the process of transitioning to a new fund, resulting in a money market investment during the period of transition. This was invested in a mutual fund subsequent to April 30, 2004 with a fund investment allocation of approximately 62 percent equity securities, 20 percent debt securities and 18 percent money market funds.

Equity securities of the Qualified Pension Plan include 0.1 million shares of Gerber Scientific, Inc. common stock in the amount of $0.7 million (1 percent of total plan assets) and $0.7 million (1 percent of total plan assets) at April 30, 2005 and 2004, respectively.

CASH FLOWS

CONTRIBUTIONS:

The Company expects to contribute $3.1 million to its Qualified Pension Plan in the fiscal year ending April 30, 2006. No contributions are anticipated for its Non-Qualified Pension Plan.

ESTIMATED FUTURE BENEFIT PAYMENTS:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

In thousands	PENSION BENEFITS
Fiscal Year 2006	$ 4,198
Fiscal Year 2007	4,338
Fiscal Year 2008	4,507
Fiscal Year 2009	4,801
Fiscal Year 2010	4,971
Fiscal Years 2011-2015	28,919

401(k) PLAN

Under the Gerber Scientific, Inc. and Participating Subsidiaries 401(k) Maximum Advantage Program and Trust, employees in the U.S. may contribute a portion of their compensation to a tax-deferred 401(k) plan. The Company contributes an amount equal to a specified percentage of each employee's contribution up to an annual maximum Company contribution per participant. During the fiscal year ended April 30, 2004, the Company temporarily suspended the elective Company matching contribution. The Company's expense for matching contributions was $0.9 million, $0.4 million, and $0.9 million for the fiscal years ended April 30, 2005, 2004, and 2003, respectively.

Note 12. OTHER (EXPENSE), NET

Components of Other (Expense), Net were:

In thousands	**2005**	2004	2003
Interest income from investments	**$ 416**	$ 468	$ 343
Royalty income	**299**	347	387
Foreign exchange (losses)	**(1,123)**	(2,790)	(928)
Bank service fees	**(1,390)**	(1,460)	(1,130)
Promissory note impairment	**–**	–	(402)
Write-off prior credit facility debt issuance deferred fees	**–**	(349)	–
Legal settlements	**(928)**	–	–
Other, net	**142**	(422)	318
	$(2,584)	$(4,206)	$(1,412)

The Company's net investment in an impaired promissory note at April 30, 2003 was $1.1 million and was recorded in "Prepaid expenses and other current assets." In the fiscal year ended April 30, 2003, an impairment loss of $0.4 million was recognized as the Company believed it was not probable that it would be able to collect the amounts due according to the contractual term of the note. Upon the determination that foreclosure was probable, the Company measured the note based upon the fair value of the collateral less estimated costs to sell, on a discounted basis, resulting in an impairment charge. Interest income of $0.1 million was recognized and contractually due on this note in the fiscal year ended April 30, 2003, and the average balance of the note during the fiscal year ended April 30, 2003 was $1.4 million. In June 2003, the Company settled the note in full for net proceeds of $1.0 million, which approximated net book value.

Note 13. RESTRUCTURING AND OTHER CHARGES

In the fiscal years ended April 30, 2005, 2004, and 2003 the Company recorded restructuring charges consisting of employee separation and facility consolidation costs associated with efforts to reduce costs and the Company's three-year business re-engineering plan.

FISCAL 2005 ACTIONS. The Company completed the final year of its three-year business re-engineering plan in the fiscal year ended April 30, 2005, resulting in restructuring charges of $1.4 million in the Sign Making and Specialty Graphics segment, $0.1 million in the Apparel and Flexible Materials segment, and $1.5 million in the Ophthalmic Lens Processing segment.

The restructuring charges primarily consisted of employee separation costs of $1.5 million in the Ophthalmic Lens Processing segment, $1.0 million in the Sign Making and Specialty Graphics segment and $0.1 million in the Apparel and Flexible Materials segment. The restructuring charges also included a $0.4 million adjustment to the fiscal 2004 facility consolidation accrual in the Sign Making and Specialty Graphics segment. The employee separations in the Ophthalmic Lens Processing segment were attributable to the relocation of its Oklahoma manufacturing operations. The employee separation charges in the Sign Making and Specialty Graphics segment were primarily associated with efforts to reduce Spandex's costs. The employee separations of both segments were completed in the fiscal year ended April 30, 2005.

The following table displays a rollforward of the accruals established during the fiscal year ended April 30, 2005, excluding the adjustment to a fiscal 2004 facility consolidation accrual.

	EMPLOYEE SEPARATION ACCRUAL
Sign Making and Specialty Graphics	
Fiscal 2005 charge	$ 992
Cash payments	(597)
Ending balance at April 30, 2005	395
Ophthalmic Lens Processing	
Fiscal 2005 charge	$1,502
Cash payments	(994)
Ending balance at April 30, 2005	508
Apparel and Flexible Materials	
Fiscal 2005 charge	$109
Cash payments	(109)
Ending balance at April 30, 2005	–
	$ 903

The remaining balance at April 30, 2005 is expected to be paid in the fiscal year ending April 30, 2006.

FISCAL 2004 ACTIONS. In the fiscal year ended April 30, 2004, the Company recorded restructuring charges of $2.5 million. The Sign Making and Specialty Graphics segment incurred $2.1 million of these charges and the Ophthalmic Lens Processing segment incurred $0.4 million.

The Sign Making and Specialty Graphics segment charges consisted of a third quarter charge associated with a facility consolidation and a second quarter charge for employee separation costs related to an insignificant product line that was exited. The Ophthalmic Lens Processing segment's charges consisted of employee separation costs associated with the transition of segment operations to the shared services program and costs associated with a facility consolidation. The employee separations pertaining to both segments were completed during the fiscal year ended April 30, 2004.

The following table displays a rollforward of the accruals established during the fiscal year ended April 30, 2004 by segment (in thousands):

	EMPLOYEE SEPARATION ACCRUAL	FACILITY CONSOLIDATION ACCRUAL	TOTAL
Sign Making and Specialty Graphics			
Fiscal 2004 charge	$179	$1,959	$2,138
Utilization	(179)	(205)	(384)
Ending balance at April 30, 2004	–	1,754	1,754
Fiscal 2005 adjustment	–	428	428
Utilization	–	(407)	(407)
Ending balance at April 30, 2005	$ –	$1,775	$1,775
Ophthalmic Lens Processing			
Fiscal 2004 charge	210	145	355
Utilization	(201)	(12)	(213)
Ending balance at April 30, 2004	9	133	142
Utilization	(9)	(68)	(77)
Ending balance at April 30, 2005	$ –	$ 65	$ 65
	$ –	$1,840	$1,840

Of the remaining balance at April 30, 2005, $0.4 million is expected to be paid in the fiscal year ending April 30, 2006, $0.3 million in the fiscal year ending April 30, 2007, $0.1 million in the fiscal year ending April 30, 2008, $0.1 million in the fiscal year ending April 30, 2009, $0.1 million in the fiscal year ending April 30, 2010, and $0.8 million thereafter.

FISCAL 2003 ACTIONS. During the fiscal year ended April 30, 2003, the Company implemented its shared services initiative between Gerber Technology and Gerber Scientific Products and consolidated Spandex warehouses in France and Germany.

Both of these initiatives resulted in employee headcount reductions and related costs. The shared services initiative also resulted in costs related to an unoccupied facility under an operating lease because of relocating certain operations of the Marblehead, Massachusetts facility to Tolland, Connecticut. These costs included the net present value of expected total future lease payments and asset impairment charges, primarily related to abandoned building and leasehold improvements.

Shared services initiative restructuring charges totaled $1.5 million and European warehouse consolidation charges totaled $0.5 million. Charges associated with operating segments were $1.2 million for the Apparel and Flexible Materials segment and $0.7 million for the Sign Making and Specialty Graphics segment. Of these amounts, severance related costs were $1.5 million and facility related costs were $0.4 million. The asset impairment charges of $0.2 million were non-cash, recorded as "Write-down of Assets" on the Consolidated Statement of Operations, and were incurred in the Apparel and Flexible Materials segment.

The shared services and warehouse consolidation actions in the fiscal year ended April 30, 2003 were completed by April 30, 2003. As of April 30, 2005, approximately $0.1 million of the facility consolidation charge accrual remained. The remaining balance at April 30, 2005 is expected to be paid in the fiscal year ending April 30, 2006. Cash payments totaled $0.1 million and $0.2 million in the fiscal years ended April 30, 2005 and 2004, respectively.

FISCAL 2002 ACTIONS. As of April 30, 2005, approximately $0.3 million of the severance and related costs accrued remained of the original charges in the fiscal year ended April 30, 2002, all of which represented severance payable to the former Chief Executive Officer.

In the fiscal year ended April 30, 2003, the Company reversed previously established restructuring reserves totaling $0.3 million before taxes. The reversal of these reserves was recorded in the Consolidated Statements of Operations as restructuring charges, which is where the accruals were originally recorded.

Note 14. GUARANTEES

WARRANTY. A limited warranty is provided on the Company's products for periods ranging from 90 days to one year and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires management to make estimates of product return rates and expected costs to repair or replace products under warranty. If actual return rates or repair and replacement costs, or both, differ significantly from management's estimates, adjustments to recognize additional expense may be required.

The following is a reconciliation of the beginning and ending balances of the Company's accrued warranty liability for the fiscal years ended April 30, 2005 and 2004, which are included in the "Other accrued liabilities" and "Deferred revenue" line items in the Company's Consolidated Balance Sheet:

	YEAR ENDED APRIL 30,	
In thousands	**2005**	2004
Beginning balance	**$ 4,970**	$ 4,372
Reductions for payments made	**(5,451)**	(5,813)
Changes in accruals related to warranties issued in the current period	**5,752**	6,411
Changes in accruals related to pre-existing warranties	**707**	–
Ending balance	**$ 5,978**	$ 4,970

LEASE FINANCING ARRANGEMENTS. The Company has agreements with a major financial services institution to provide lease financing to purchasers of the Company's equipment. These leases typically have terms ranging from three to five years. At April 30, 2005, the amount of lease receivables financed under these agreements was $32.0 million and the amount that was subject to recourse provisions was approximately $12.8 million. The equipment sold collateralizes the lease receivables. In the event of default by the lessee, the Company has liability to the financial services institution under recourse provisions once the institution repossesses the equipment from the lessee and returns it to the Company. The Company then can resell the equipment, the proceeds of which are expected to cover a majority of the liability to the financial services institution. As of April 30, 2005 and 2004, the Company had recorded liabilities of $0.8 million and $0.7 million, respectively, which reflected the undiscounted accruals of the expected losses under the recourse provisions.

GUARANTEES OF DEBT. At April 30, 2005, certain subsidiaries of the Company were guarantors of the Company's Credit Facilities. The guarantors are required to fulfill the Company's obligations over the life of the Credit Facilities, if the Company fails to pay any portion of the outstanding debt when due. Outstanding debt under the Credit Facilities at April 30, 2005 was $39.7 million.

Note 15. SEGMENT REPORTING

Operating segments are determined based on management's evaluation of the business units. The Sign Making and Specialty Graphics segment manufactures computer-controlled production systems, software, and aftermarket supplies sold to a diversified international customer base in the sign making and specialty graphics industries. The Apparel and Flexible Materials segment manufactures computer-controlled production systems and software for product design, marker-making (nesting), spreading, labeling, cutting, and handling of flexible materials such as fabrics and composites. The Apparel and Flexible Materials segment's international customer base is in the apparel, aerospace, automotive, furniture, and other industries. The Ophthalmic Lens Processing segment manufactures computer-controlled production systems and aftermarket supplies sold to a diversified international customer base in the ophthalmic industry.

No individual customer accounted for more than 10 percent of consolidated revenue in the fiscal year ended April 30, 2005, 2004, or 2003.

Financial data for the past three fiscal years for the Company's operating segments are shown in the following tables. The accounting policies of the segments are substantially identical to those described in the summary of significant accounting policies. The effects of intersegment transactions, which are not material in amount, have been eliminated.

During the fiscal years ended April 30, 2005 and 2004, the Company combined certain legal entities as part of the shared services initiative. As a result of this change, separate financial information by segment for total assets and capital expenditures is not evaluated by the chief operating decision maker.

In thousands	SIGN MAKING & SPECIALTY GRAPHICS	APPAREL & FLEXIBLE MATERIALS	OPHTHALMIC LENS PROCESSING	TOTAL
(For the year ended April 30, 2005)				
Revenue	**$274,233**	**$170,367**	**$72,722**	**$517,322**
Segment (loss) profit [4]	**(2,738)**	**19,901**	**(2,488)**	**14,675**
Depreciation and amortization [2]	**5,232**	**2,948**	**889**	**9,069**
(For the year ended April 30, 2004)				
Revenue	$278,615	$160,134	$ 78,067	$516,816
Segment profit (loss) [1]	9,079	19,181	(391)	27,869
Depreciation and amortization [2]	4,154	3,737	1,410	9,301
(As of and for the year ended April 30, 2003)				
Revenue	$269,408	$154,140	$ 88,821	$512,369
Segment profit [3]	16,632	13,351	5,702	35,685
Segment assets [5]	134,222	62,260	47,187	243,669
Capital expenditures [2]	1,236	577	657	2,470
Depreciation and amortization [2]	4,197	4,596	1,607	10,400

[1] Includes restructuring and other charges of $2.1 million included in the Sign Making and Specialty Graphics operating segment and $0.4 million included in the Ophthalmic Lens Processing operating segment (See Note 13).

[2] Capital expenditures exclude $0.9 million of corporate amounts in the fiscal year ended April 30, 2003. Depreciation and amortization exclude $2.1 million, $2.4 million, and $2.3 million of corporate amounts in the fiscal years ended April 30, 2005, 2004, and 2003, respectively.

[3] Includes restructuring and other charges of $1.1 million in the Sign Making and Specialty Graphics operating segment and $1.1 million in the Apparel and Flexible Materials operating segment (See Note 13).

[4] Includes restructuring charges of $1.4 million in the Sign Making and Specialty Graphics operating segment, $1.5 in the Ophthalmic Lens Processing operating segment, and $0.1 million in the Apparel and Flexible Materials operating segment (See Note 13). Includes adjustments related to prior year periods of $1.0 million in the Sign Making and Specialty Graphics operating segment and $0.2 million in the Ophthalmic Lens Processing operating segment (See Note 19).

[5] Assets exclude $63.0 million of corporate amounts.

A reconciliation of the totals reported for the operating segments to the applicable line item in the consolidated financial statements is as follows:

In thousands	2005	2004	2003
Segment profit	**$14,675**	$27,869	$35,685
Corporate expenses, net of other income	**(17,882)**	(13,581)	(16,066)
(Loss) earnings from continuing operations before interest and taxes	**(3,207)**	14,288	19,619
Interest expense	**(6,747)**	(12,085)	(8,190)
(Loss) earnings from continuing operations before income taxes	**$(9,954)**	$2,203	$11,429

Revenue and net property, plant, and equipment by country where located were as follows:

In thousands	UNITED STATES	CONTINENTAL EUROPE	UNITED KINGDOM	ALL OTHER	TOTAL
(As of and for the year ended April 30, 2005)					
Revenue [1]	**$160,741**	**$172,202**	**$ 48,181**	**$136,198**	**$517,322**
Property, plant, and equipment, net	**18,633**	**8,590**	**9,816**	**2,884**	**39,923**
(As of and for the year ended April 30, 2004)					
Revenue [1]	$172,003	$164,576	$ 50,289	$129,948	$516,816
Property, plant, and equipment, net	21,646	8,754	10,661	1,513	42,574
(As of and for the year ended April 30, 2003)					
Revenue [1]	$181,489	$156,988	$ 50,044	$123,848	$512,369
Property, plant, and equipment, net	25,828	8,963	10,430	2,144	47,365

[1] Revenues are attributed to specific countries based on the shipment destination.

Note 16. COMMITMENTS AND CONTINGENCIES

LEASES

The Company occupies space and uses machinery and equipment under operating lease arrangements. The Company is not the lessee under any significant capital leases. Rental expense under lease arrangements was $10.1 million, $9.0 million, and $9.8 million for the fiscal years ended April 30, 2005, 2004, and 2003, respectively (see Note 19). Net rental expense recorded as Restructuring Expense on the Consolidated Statement of Operations was $0.4 million, $2.0 million, and $0.4 million in the fiscal years ended April 30, 2005, 2004, and 2003, respectively. Minimum annual rental commitments, including vacant facilities under a restructuring, at April 30, 2005 under long-term non-cancelable operating leases were:

In thousands	BUILDING & OFFICE SPACE	MACHINERY & EQUIPMENT	TOTAL
2006	$ 7,536	$ 294	$ 7,830
2007	6,836	167	7,003
2008	6,154	100	6,254
2009	5,424	46	5,470
2010	5,369	34	5,403
After 2010	35,635	19	35,654
	$66,954	$ 660	$67,614

Future minimum rentals to be received under noncancelable subleases total $0.6 million.

OTHER

The Company currently has lawsuits and claims pending against it. Management believes that the ultimate resolution of these other lawsuits and claims will not have a material effect on the Company's consolidated financial condition, results of operations, liquidity, or competitive position.

Note 17. (LOSS) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net (loss) earnings per common share:

In thousands except per share amounts	**2005**	2004	2003
Numerator:			
(Loss) earnings from continuing operations	**$ (5,561)**	$ 5,534	$ 8,265
Discontinued operations	**–**	–	1,394
Net (loss) earnings	**$ (5,561)**	$ 5,534	$ 9,659
Denominators:			
Denominator for basic (loss) earnings per share – weighted-average shares outstanding	**22,261**	22,197	22,139
Effect of dilutive securities:			
Stock options	**–**	196	86
Denominator for diluted (loss) earnings per share – adjusted weighted-average shares outstanding	**22,261**	22,393	22,225
Basic (loss) earnings per share from continuing operations	**$ (.25)**	$ .25	$ .38
Discontinued operations	**–**	–	.06
Basic (loss) earnings per share	**$ (.25)**	$ .25	$ .44
Diluted (loss) earnings per share from continuing operations	**$ (.25)**	$ .25	$ .37
Discontinued operations	**–**	–	.06
Diluted (loss) earnings per share	**$ (.25)**	$ .25	$ .43

For the fiscal years ended April 30, 2005, 2004, and 2003, stock options of 2.5 million, 2.4 million, and 3.3 million, respectively, were excluded from the calculation of diluted (loss) earnings per share because the exercise price of the stock options exceeded the average market price of the Company's common stock and, therefore, would have been antidilutive.

For the fiscal year ended April 30, 2005, stock options exercisable for an additional 0.2 million shares of common stock were excluded from the calculation of diluted (loss) per share because the Company reported a net loss.

Note 18. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company is exposed to fluctuations in foreign currency exchange rates because of its global presence and international sales and purchase activities. These foreign currency exposures are identified and managed at the operating unit level. To manage some of these risks, the Company uses forward exchange contracts. These contracts are viewed as risk management tools, involve little complexity, and are not used for trading or speculative purposes. Counterparties to forward exchange contracts are major international commercial banks. The Company does not anticipate non-performance by the counterparties.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions. In this documentation, the Company identifies the forecasted transactions that have been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to that item. The Company formally measures effectiveness of its hedging relationships both at the hedge inception and on an ongoing basis. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; when the derivative expires or is sold, terminated or exercised; when it is probable that the forecasted transaction will not occur; or when management determines that designation of the derivative as a hedge instrument is not appropriate.

The Company's forward exchange contracts are designated as a hedge of the cash flow variability arising from forecasted foreign-currency denominated purchases. Accordingly, changes in the cash flows of these contracts must be highly correlated with changes in the cash flows of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Gains and losses on these derivatives are recorded in shareholders' equity to the extent they are effective as hedges and reclassified into Cost of Sales in the period in which the hedged transaction settles. To the extent that the derivatives are not effective as hedges, gains and losses on these derivatives are recorded immediately into other expense, net.

As of April 30, 2005, the Company was not party to any forward exchange contracts.

YEAR TO DATE ACTIVITY

The changes in shareholders' equity associated with hedging activity for the fiscal years ended April 30, 2005 and 2004 were as follows:

	YEAR ENDED APRIL 30,	
In thousands	**2005**	2004
Beginning of year	**$(149)**	$(1,420)
Cash flow hedging loss	**(653)**	(2,096)
Net loss reclassified to Statement of Operations	**802**	3,367
End of year	**$ –**	$ (149)

Note 19. PRIOR PERIOD ADJUSTMENTS

Included in the results for the fiscal year ended April 30, 2005 are adjustments related to prior year periods of $1.2 million ($0.8 million after tax, or $0.04 per share). Of this amount, $0.6 million was attributable to the accounting for an operating lease containing a rent escalation charge and $0.4 million was attributable to the accounting in the fiscal year ended April 30, 2001 for an intercompany transaction. The Company assessed its findings using the guidance in SEC Staff Accounting Bulletin No. 99 and has concluded that the adjustments related to prior periods are not material and do not affect, either individually or in the aggregate, the trends of the financial statements for those periods affected or a fair presentation of the Company's results of operations and financial condition. Accordingly, results for prior periods have not been restated.

Note 20. DISCONTINUED OPERATIONS

On July 1, 2002, the Company completed the sale of Stereo Optical Company, Inc. ("Stereo Optical"), which was included in the Ophthalmic Lens Processing operating segment, for approximately $7.5 million. Stereo Optical was accounted for as a discontinued operation beginning with the fiscal 2003 consolidated financial statements. This accounting recognition was required by the Company's adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The gain on disposition was $3.5 million before income taxes and $1.2 million after taxes, or $.05 per diluted share. Stereo Optical's revenue and pre-tax income reported in discontinued operations were $0.7 million and $0.3 million, respectively, for the fiscal year ended April 30, 2003.

Note 21. SUBSEQUENT EVENTS

Subsequent to April 30, 2005, the Company concluded that the sale of the Muskogee, Oklahoma facility within the Ophthalmic Lens Processing segment may occur within one year. The net book value of the facility at April 30, 2005 was $0.6 million.

On July 12, 2005, the Company amended its Credit Facilities, see Note 9.

Note 22. QUARTERLY RESULTS (UNAUDITED)

Quarterly results of operations, dividends paid per share, and the market price range of the Company's common stock as reported on the New York Stock Exchange for each quarterly period of the past two fiscal years are set forth below.

In thousands except per share amounts	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2005				
Sales and service revenue	**$127,686**	**$131,416**	**$124,788**	**$133,432**
Gross profit	**41,478**	**40,520**	**37,215**	**35,481**
Net earnings (loss) [1-6]	**697**	**(1,088)**	**(381)**	**(4,789)**
Net earnings (loss) per common share				
Basic [1-6]	**.03**	**(.05)**	**(.02)**	**(.21)**
Diluted [1-6]	**.03**	**(.05)**	**(.02)**	**(.21)**
Dividends paid per share	**–**	**–**	**–**	**–**
Stock price – High	**7.34**	**7.99**	**8.09**	**7.67**
– Low	**5.50**	**5.83**	**6.41**	**6.35**

In thousands except per share amounts	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2004				
Sales and service revenue	$128,957	$130,285	$120,890	$136,684
Gross profit	40,593	41,438	38,449	41,613
Net earnings (loss) [7-11]	363	2,762	(1,145)	3,554
Net earnings (loss) per common share [7-11]				
Basic [7-11]	.02	.12	(.05)	.16
Diluted [7-11]	.02	.12	(.05)	.16
Dividends paid per share	–	–	–	–
Stock price – High	8.78	8.45	9.31	8.16
– Low	6.40	6.68	7.60	6.00

[1] Net earnings for the first quarter of the fiscal year ended April 30, 2005 included restructuring charges of $1.9 million ($1.2 million after taxes, or $.05 per diluted share). See Note 13.

[2] Net loss for the second quarter of the fiscal year ended April 30, 2005 included restructuring charges of $0.4 million ($0.2 million after taxes, or $.01 per diluted share). See Note 13.

[3] Net loss for the third quarter of the fiscal year ended April 30, 2005 included restructuring charges of $0.3 million ($0.2 million after taxes, or $.01 per diluted share). See Note 13.

[4] Net loss for the fourth quarter of the fiscal year ended April 30, 2005 included restructuring charges of $0.4 million ($0.3 million after taxes, or $.01 per diluted share). See Note 13.

[5] Net loss for the second quarter of the fiscal year ended April 30, 2005 included a prior year charge of $0.6 million ($0.4 million after taxes, or $.02 per diluted share). See Note 19.

[6] Net loss for the fourth quarter of the fiscal year ended April 30, 2005 included a prior year charge of $0.6 million ($0.4 million after taxes, or $.02 per diluted share). See Note 19.

[7] Net earnings for the second quarter of the fiscal year ended April 30, 2004 included restructuring charges of $0.5 million ($0.3 million after taxes, or $.02 per diluted share). See Note 13.

[8] Net earnings for the second quarter of the fiscal year ended April 30, 2004 included a tax benefit of $2.2 million ($.10 per diluted share) associated with the reversal of a tax reserve when uncertainty over the deduction of operating losses was resolved through the completion of a tax audit.

[9] Net loss for the third quarter of the fiscal year ended April 30, 2004 included restructuring charges of $2.0 million ($1.3 million after taxes, or $.06 per diluted share). See Note 13.

[10] Net loss for the third quarter of the fiscal year ended April 30, 2004 included a tax benefit of $0.7 million ($.03 per diluted share) associated with a foreign jurisdiction's extension of the time period in which to realize operating losses.

[11] Net earnings for the fourth quarter of the fiscal year ended April 30, 2004 included $1.7 million ($1.1 million after taxes, or $.05 per diluted share) of income from insurance proceeds received for costs previously incurred associated with an SEC investigation that was settled in the fourth quarter of fiscal 2004.

OFFICERS

MARC T. GILES
President and Chief Executive Officer

JAY ZAGER
Senior Vice President and
Chief Financial Officer

BERNARD J. DEMKO
Senior Vice President
Gerber Scientific, Inc.
Gerber Scientific Operations

WILLIAM V. GRICKIS, JR.
Senior Vice President,
General Counsel, and
Secretary

JAMES S. ARTHURS
Senior Vice President
President
Gerber Scientific Asia-Pacific

JOHN R. HANCOCK
Senior Vice President
President
Gerber Technology

CLEMENT G. PATRY
Vice President
President
Gerber Coburn

ELAINE A. PULLEN
Senior Vice President and
Chief Technology Officer

GREGORY A. WOLF
Vice President
President
Gerber Scientific Products

STEPHEN P. LOVASS
Group Managing Director
Spandex Ltd.

DORIS W. SKOCH
Senior Vice President
President, Spandex Ltd.
(Retired April 30, 2005)

ANTHONY L. MATTACCHIONE
Vice President and
Corporate Controller

ALBERTA L. GUARDIANI
Assistant Secretary

DIRECTORS

DONALD P. AIKEN
Chairman

MARC T. GILES
President and Chief Executive Officer

GEORGE M. GENTILE
Retired Chairman

EDWARD G. JEPSEN [1]
Retired Executive Vice President
and Chief Financial Officer
Amphenol Corporation

RANDALL D. LEDFORD [1,3]
Senior Vice President and
Chief Technology Officer
Emerson Electric Company

DAVID J. LOGAN
Retired Senior Vice President
President
Gerber Scientific Products, Inc.

JOHN R. LORD [1,2]
Retired President and Chairman
Carrier Corporation

CAROLE F. ST. MARK [2,3]
President
Growth Management LLC

A. ROBERT TOWBIN [1,3]
Managing Director
Stephens Inc.

W. JERRY VEREEN [1,2,3]
Chairman, President, and
Chief Executive Officer
Riverside Manufacturing Company

[1] Audit and Finance Committee
[2] Management Development and Compensation Committee
[3] Nominating and Corporate Governance Committee

DIRECTOR EMERITUS

STANLEY SIMON
Owner
Stanley Simon and Associates

Design: WondriskaRusso, West Hartford, Connecticut

CORPORATE HEADQUARTERS

83 Gerber Road West
South Windsor, CT 06074 USA
Phone: (860) 644-1551
Fax: (860) 643-7039
www.gerberscientific.com

ANNUAL MEETING

The 2005 annual meeting of the shareholders will be held on September 21, 2005 at 2:30 p.m., EDT, at the offices of Gerber Scientific, Inc., South Windsor, Connecticut.

RECORD DATE

Shareholders of record at the close of business on July 25, 2005 are entitled to receive notice of and vote at the annual meeting.

COMMON STOCK LISTING (GRB)

New York Stock Exchange

COMMON STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660 USA

DIVIDEND POLICY

We do not expect to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will depend upon the Company's financial condition, operating results, capital requirements, and other factors that the Board of Directors may deem relevant. The Company's credit facilities impose limitations on dividend payments, as specified in the credit agreements.

FORM 10-K

A copy of the Form 10-K Annual Report, which the Company files with the United States Securities and Exchange Commission, is available without charge by writing:

Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, CT 06074
USA
Attention: Secretary

SHAREHOLDERS OF RECORD

1,000 at April 30, 2005

GENERAL COUNSEL

William V. Grickis, Jr.

MARKET INFORMATION

The Company's common stock is listed on the New York Stock Exchange under the symbol "GRB." The following table provides information about the high and low sale prices of the Company's common stock on the New York Stock Exchange for each quarter during the last two fiscal years, as reported by the New York Stock Exchange.

Fiscal 2005	Low	High
First Quarter	$5.50	$7.34
Second Quarter	5.83	7.99
Third Quarter	6.41	8.09
Fourth Quarter	6.35	7.67
Fiscal 2004		
First Quarter	$6.40	$8.78
Second Quarter	6.68	8.45
Third Quarter	7.60	9.31
Fourth Quarter	6.00	8.16

The Company submitted to the NYSE in a timely manner the fiscal 2004 certification that the Chief Executive Officer was not aware of any violation by the Company of the NYSE corporate governance listing standards.

FORWARD-LOOKING STATEMENTS

In addition to the historical information contained herein, there are matters discussed that are considered to be "forward-looking statements." These forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental, and technological factors affecting the Company's operations, markets, products, and services, that could significantly affect results in the future. For a discussion of other risk factors relating to the Company's business, see the Company's Annual Report on Form 10-K for the year ended April 30, 2005, as filed with the Securities and Exchange Commission. The forward-looking statements contained in this report are made as of the published date of this report, and the Company expressly disclaims any obligation to update or revise any forward-looking statements contained in this report.


GERBER SCIENTIFIC